PaperlinX

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
[redacted]

03032254

SEC MAIL PROCESSING RECEIVED SEP 23 2003 WASH, D.C. 181 SECTION

SUPPL

9 September, 2003

Securities and Exchange Commission,
Division of Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549
USA

Ladies and Gentlemen,

PaperlinX Limited – Rule 12g3-2(b) Exemption
File No. 82-5061

The enclosed information is being furnished by PaperlinX Limited ("PaperlinX") under paragraph (b)(1)(i) Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). PaperlinX' file number is indicated in the upper right hand corner of each unbound page of each document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that PaperlinX is subject to the Exchange Act.

Very truly yours,

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Richard Hobson
Company Secretary

c.c. Burr Henly, Sullivan & Cromwell
32 / 101 Collins Street, Melbourne 3000

dlw 9/25

Att:

List of documents forwarded under cover the letter to Securities and Exchange Commission dated 9 September, 2003.

- Press Release – Purchase Agreement Signed for Acquisition of European Paper Merchant 9/9/2003
- Appendix 3B - Share Purchase Plan 2 /9/2003
- Appendix 3B – Exercise of Employee Options 2/ 9/ 2003
- Press Release – Share Purchase Plan Closes Over-subscribed 29/8/2003
- Form 605 – Ceasing to be a substantial shareholder 15/8/2003
- Press Release – Open Briefing PaperlinX MD on 04 Outlook 14/8/2003
- Appendix 4E – Preliminary Final Report 14/8/2003
- Press Release – Summary of the Year 14/8/2003
- Press Release – Final Results 2002 / 2003 Presentation
- Form 603 – Notice of Interests of Substantial Shareholder 11/8/2003
- Press Release – Release of Annual Results for 2003 7/8/2003
- Form 605 – Ceasing to be a substantial shareholder 16/7/2003
- Appendix 3B – Employee Share / Option Plan 16/7/2003
- Press Release – Comments on Broker Forecasts 11/7/2003
- Letters to Shareholders – Share Purchase Plan Offer 4/7/2003
- Share Purchase Plan Application 4/7/2003
- Form 603 – Becoming a substantial shareholder 4/7/2003
- Appendix 3B – Employee Incentive Plan 1/7/2003
- Compliance with ASIC Class Order 02/1180 – 25/6/2003
- Appendix 3B – New Issue Announcement – Buhrmann 19/6/2003
- Appendix 3F – final Share Buy-Back Notice 19/6/2003
- Press Release – PaperlinX Completes Institutional Equity Raising

PaperlinX

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

9 September, 2003

825061

NEWS RELEASE

PRESS RELEASE

PURCHASE AGREEMENT SIGNED FOR ACQUISITION OF EUROPEAN PAPER MERCHANT

PaperlinX today announced that it has signed a Sale and Purchase Agreement with Buhrmann NV for the acquisition of Buhrmann's Paper Merchanting Division ("BPMD"). Completion of the transaction is dependent on approval by Buhrmann's shareholders and regulatory authorities. Based on the forecast timings of these approvals, completion is provisionally scheduled for the end of October 2003.

Following the announcement by PaperlinX on 18 June, 2003 and completion of due diligence, the debt free headline purchase price has been adjusted to €706 million, with a further deferred consideration of up to €26 million contingent on BPMD achieving an agreed level of earnings for the calendar year 2003. If all or part of the deferred amount is applicable it will be payable on 1 July 2004. After adjusting the headline purchase price for, amongst other items, the movement in working capital since December 2002, the amount actually payable by PaperlinX to Buhrmann NV at completion is estimated to be approximately €635 million (A$1.1billion). Transaction costs are estimated to be a further €20 million. Therefore PaperlinX's funds invested (including costs) at completion are estimated to be approximately €655 million.

Commenting on the signing, Ian Wightwick, Managing Director of PaperlinX said, "It is very pleasing that the hard work put in by our team undertaking due diligence has confirmed our initial view of the quality of Buhrmann's Paper Merchanting Division business, its people and its assets. This business has great potential, and we are confident that the acquisition will deliver strong earnings per share growth for our shareholders."

"Our due diligence has also confirmed our view that we expect this acquisition to increase PaperlinX's earnings per share by around 5% on 2003 results in the first full year of consolidation of Buhrmann's Paper Merchanting Division, and by at least 40% in the third full year. We anticipate achieving PaperlinX's target of a 15% EBIT return on funds invested by the end of year 3. The headline purchase price multiple is 7.1 times the average EBITA earnings of Buhrmann's Paper Merchanting Division over the last three years and 6.4 times based on funds invested (excluding costs) by PaperlinX."

Funding

PaperlinX is funding the acquisition via an institutional placement, which raised A$239 million, and a share purchase plan ("SPP"), which raised a further A$150 million. The balance of the funds will be from debt. Following completion of the transaction PaperlinX's gearing ratio of debt to debt plus equity is estimated to be approximately 40%, which is at the low end of the company's long-term target.

825061

NEWS RELEASE

Due to the strong response to the SPP, the company will not be activating its Dividend Reinvestment Plan.

Conclusion

Mr Wightwick said, "The acquisition of Buhrmann's Paper Merchanting Division is a significant strategic step and will allow PaperlinX to further drive its strategy to build a leading international fine paper merchant. This acquisition creates the leading multi-continent fine paper merchant with operations across Australasia, Asia, Europe and North America. It complements our existing merchanting and Australian Paper manufacturing businesses, diversifies our earnings base, delivers enhanced shareholder value, and positions PaperlinX strongly for the future."

"We look forward to working with our new colleagues to ensure the smooth integration of Buhrmann's Paper Merchanting Division into PaperlinX."

For further information, please contact:

Mr Ian Wightwick
Managing Director
PaperlinX Limited
Ph: +61 (3) 8540 2222

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: +61 (3) 8540 2305
Ph: +61 (419) 838 059

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Note: Currencies have been converted at €0.58 to the Australian dollar

Forward looking Statements:
Certain statements in this release relate to the future, including forward-looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Editors Note:
PaperlinX is a leading international paper merchant, with businesses in Australia, New Zealand, Asia, North America, the United Kingdom and Ireland. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers.

825061

NEWS RELEASE

PaperlinX will be hosting a Question and Answer Conference Call at 10.00am AEST this morning about the Buhrmann Paper Merchanting Division Acquisition

To access the conference facility please dial the relevant number listed below and quote Reservation Number 3811709:

Dialling within	Telephone #	Local time
Australia	**1800 064 352**	**10.00am (AEST) 9 September**
New Zealand	**0800 445 894**	**12.00noon 9 September**

If you wish to participate in the Conference Call, please allow at least 5 minutes to register when you dial in.

Once you have entered the conference link please note the following:

To register a question	*press*1*
To cancel your question	*press *2*
For help during the conference	*press *0*

David Shirer
Executive General Manager Corporate & Investor Relations
PaperlinX Limited
03 8540 2302
David.shirer@paperlinx.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

825061

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

PaperlinX Limited

ACN, ARBN or ARSN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	33,504,875
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

OK

+ See chapter 19 for defined terms.

825061

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$4.46
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the PaperlinX Share Purchase Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 September 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
444,974,233	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,410,400	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

+ See chapter 19 for defined terms.

825061

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

825061

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

825061

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

S25061

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

825061

Sign here: .... Date: 1 September 2003
(Company Secretary)

Print name: Richard Hobson

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

825061

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

PaperlinX Limited

ACN, ARBN or ARSN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000 3,100 70,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

825061

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? *If the additional securities do not rank equally, please state:* • *the date from which they do* • *the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment* • *the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment*	Yes
5	Issue price or consideration	15,000 - $3.32 3,100 - $4.12 70,000 - $3.13
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued following the exercise of options by employees pursuant to the PaperlinX Employee Share / Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 August 2003 14 August 2003 18 August 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
411,469,358	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,410,400	Employee share options

82-5061

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

825061

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Figure 2


Evening Star Claim
EVENING STAR ZONE
IRON COLT ZONE
GERTRUDE ZONE
HOMESTAKE-GOPHER SHEAR ZONE
BLUEBIRD-MAYFLOWER SHEAR ZONE
NEW NORTH SHEAR ZONE
PACCOM VENTURES INC.
ROSSLAND MINERAL CLAIM MAP
SHOWING MINERALIZED ZONES AND MINE WORKINGS
LEGEND
500
0
500
1,000
1,500
METERS
Mineralized Zone
Mine Working
Property Boundary
To accompany report by:
CHRIS J. SAMPSON, P.Eng.
Consulting Geologist
FIGURE 2
NOVEMBER 2002

(e) The Crown Granted Mineral Claims and Reverted Crown Granted Mineral Claims had been surveyed at the time the claims became crown granted. The Located Mineral Claims have not been surveyed.
(f) The location of all known mineralized zones and mine workings are shown on Figure 2, Mineral Claim Map. There are no mineral reserves or resources on the Evening Star claim.
(g) Production from the Evening Star claim is subject to a 2% Net Smelter Return. Otherwise there are no other back-in rights, payments or other agreements and encumbrances to which the property is subject.
(h) Environmental liabilities from previous mining activities were satisfied by closure of an adit and covering of a stope by the Ministry of Energy and Mines in 2001.
(i) A permit from the Ministry of Energy and Mines will be required to conduct the drilling program. Application for the permit has not been made and therefore a permit has not been obtained.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

(a) The topography on the Evening Star claim is gently sloping northeasterly, from 1285 metres at the peak of Monte Cristo Mountain in the southwest corner of the claim, to approximately 1240 metres in the northeast corner of the claim. Vegetation is mature pine and hemlock.
(b) Paved, gravel, and good dirt roads provide access from the north edge of Rossland into the property to within approximately 30 metres from the proposed drill sites.
(c) The Evening Star claim is approximately 4 kilometres by road from the business district of Rossland, where basic services of accommodation, food, and fuel are available. The larger community of Trail where additional services may be obtained is located approximately 7 kilometres east of Rossland. Diamond drilling contractors have equipment in Rossland.
(d) Summers are warm and dry; winters are cool to cold with a heavy snowfall. The area experiences approximately 7 months of snow-free conditions. Traditionally, mining and mining exploration have been conducted successfully on a year-round basis.
(e) Surface rights on the Evening Star claim belong to the Crown, and may be obtained by permit to allow facilities for mining operations. There are no dwellings or other buildings in the immediate vicinity whose occupants might object to mining operations. Major electric power transmission lines pass through Rossland. Diesel-generated power could be installed on site.

Water is available in the lower Evening Star adit and has provided adequate amounts for previous mining operations.

Mining personnel are available in various towns in the vicinity.

Potential tailings storage, mine waste disposal, heap leach pads, and processing plant areas could all be permitted within the claims. Alternative sites may be available off the property at sites of previous mining and milling operations.

HISTORY

(a) The history of the discovery and development of mineral deposits in the Rossland area has been described by Drysdale (1915) and summarized by Gilbert (1948) and Little (1982).

1887-1889: Discovery of gold and silver on the Lilly-May claim by Oliver Bordeau and Newlin Hoover. This claim, originally staked in the 1960s, was the first claim in the Rossland district.
1890: Shear controlled, gold-silver-copper ores were discovered on the Le Roi-Centre Star and War Eagle claims immediately to the northwest of Rossland by Bourgeois and Morris.
1891: First ore shipment from the Le Roi Mine. 1894 to 1928, increase in annual production of Le Roi and other mines from 1800 tons to a peak of 360,000 tons per annum in 1903.
Average annual production of 286,000 tons between 1903 and 1917.
Decline in production after 1917 and eventual closure of the main mines, Le Roi-Centre Star, War Eagle in 1928.
1937-1941: An additional 137,000 tons mined by leasers.
From 1891 to 1941 a total of 5,729,000 tons of ore were mined in the Rossland area, mostly from the aforementioned claims.
The recorded production from the Le-Roi-Centre Star vein system was 3,940,000 tons grading 0.475 oz/ton gold, 0.495 oz/ton silver, and 1.17% copper.
1966-1972: 930,400 tons of open pit molybdenum ore at a recovered grade of 0.20% molybdenum were produced from the Coxey claim by Red Mountain Mines Limited.

According to Drysdale (1915, p. 145) the Evening Star claim, Lot 801, was originally located by John McKinley and Chas. Dundal in September, 1890. Subsequently it was owned and operated by the Evening Star Gold Mining Company until 1898, and perhaps 1908. Ownership of the claim from this time is not known by the author until title is recorded in the estate of Muriel May Butorac. Paccom Ventures Inc. (and its predecessor companies) on December 15, 1987 and as amended June 15, 1992 obtained an option to purchase the claim, the terms of which were fulfilled and the option exercised. The change of ownership has not yet been recorded.

(b) Drysdale (1915) states that in 1896 a tunnel was extended into the mineralization, a shaft sunk on a vein, and a second tunnel was driven 60 feet below the first tunnel. In 1898 the upper tunnel was extended 85 feet and the lower tunnel was extended 175 feet; both drifts apparently encountered mineralization.

Paccom Ventures Inc. diamond drilled 9397.63 metres of NQ sized core in 74 holes in four campaigns during 1988, 1989, 1991, and 1994. A plan view (Figure 3) shows the hole locations. Most holes were directed towards evaluating the Main Vein. During 1994 and 1995 drifts and raises were extended from former workings into the mineralized zone. A portal was excavated and timbered, some 100 metres of drift rehabilitated, 10 metres of drift was slashed, and 61 metres of new drift and 18 metres of new raise driven in preparation for stoping a high-grade shoot.

825061

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	
40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

825061

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete. 825061

Sign here: .... Date: 1 September 2003
(Company Secretary)

Print name: Richard Hobson

== == == == ==

+ See chapter 19 for defined terms.

PaperlinX

NEWS RELEASE

PRESS RELEASE

825061

Friday, 29 August 2003

PAPERLINX SHARE PURCHASE PLAN CLOSES OVER-SUBSCRIBED

PaperlinX today announced that the Share Purchase Plan ("SPP") offered to Australian and New Zealand shareholders in connection with the proposed acquisition of Buhrmann's Paper Merchanting Division has been substantially oversubscribed.

Mr Ian Wightwick, PaperlinX's Managing Director, stated, "We are delighted that, following the very substantial over-subscription of our institutional share offer, our existing shareholders have responded so well to the share purchase plan, displaying confidence in our strategy of developing a leading international position in paper merchanting and distribution. Due diligence and preparation of legal agreements on the proposed acquisition are progressing satisfactorily."

The company originally targeted to raise approximately $120 million from the SPP. Due to the overwhelming response from shareholders, the Company will accept applications for $150 million of shares at $4.46 per share. The excess will be returned to applicants on the basis of a scale back as follows;

Offer	Original Number of SPP Shares offered	Final Number of SPP Shares offered	Total Amount payable
Offer A	450	345	A$1,538.70
Offer B	675	515	A$2,296.90
Offer C	1,120	855	A$3,813.30

The SPP and the institutional share placement have raised A$389million in additional share capital resulting in 87.2 million new shares being issued. The SPP shares will be issued during the next week and will receive the final dividend for the Financial Year ending 30 June 2003. The final dividend of 14 cents per share will be mailed to shareholders on 29 September 2003.

ENDS

For further information please contact:

Mr Ian Wightwick
Managing Director
PaperlinX Limited
Ph: +61 (0) 3 8540 2222

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph +61 3 8540 2305
Ph: +61 (0) 419 838 059

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph +61 (0) 3 8540 2302
Ph +61 (0) 407 512 521

13x file
cc D.Shiver

Capital Group℠
Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

14 August 2003

825061

BY FAX - ORIGINAL IN POST
(61 3 8540 2280)

PaperlinX Limited
307 Ferntree Gully Road
Mount Waverly
Victoria 3149 Australia

Re: Notice of Person Ceasing to be a Substantial Shareholder Under Section 671B

Corporate Secretary:

Enclosed is a Notice under Section 671B of Person Ceasing to be a Substantial Shareholder dated 13 August 2003.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 671B in the past.

For the purposes of this Notice an outstanding share balance of 411,363,200 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Greg Dickinson at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at NonUSReporting@capgroup.com.

Regards,

David Gaw
Compliance Consultant

FORM 605

Section 671B

Corporations Law
NOTICE UNDER SECTION 671B OF CEASING TO BE A SUBSTANTIAL HOLDER

825061

To: PaperlinX Limited
(A.C.N. 70 005 146 350)

Take notice that The Capital Group Companies, Inc. (A.C.N. n/a) of 333 South Hope St., Los Angeles, California 90071 on 13 August 2003 has ceased to be a substantial shareholder or associate of a substantial shareholder. Particulars relating to each relevant interest disposed of and of the disposal are set out below.

1. Particulars of each relevant interest at the time at which the substantial shareholder was last required to give a substantial shareholding notice to the company.

   (a) Name and address of holder of relevant interest:

   The shares reported were owned by accounts under the discretionary investment management of 3 investment management companies (Capital Research and Management Company, Capital International, Inc., and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares were reported in the aggregate.

   (b) Number and description of voting shares of each class of shares in the company which relevant interest is held:

   Ordinary shares: 21,043,192

   (c) Name and address of each person registered as holder of voting shares:

   See Annexure A of Form 604 dated 8 August 2003

2. Particulars of each change in relevant interests since the time at which the substantial shareholder was last required to give a substantial shareholding notice to the company:

   (a) The date of change in relevant interest:

   13 August 2003

   (b) Whether the change was a change in the relevant interest of an associate of the substantial shareholder and, if so, the name and address of that associate:

   The shares being reported under this section are owned by accounts under the discretionary investment management of 3 investment management companies (Capital Research and Management Company, Capital Guardian Trust Company, and Capital International, Inc.) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

   (c) Particulars of the valuable consideration given in relation to the change, including nature of any part of the consideration that did not consist of money, are as follows:

   Approximately 80 transactions have taken place in PaperlinX Limited in the last four months on behalf of the above mentioned clients. A 2 page report detailing these transactions can be provided if required by contacting Gina Martinez Tel: 213-452-2295 or Inmo Khang Tel: 213-452-2064. Alternatively you may send an email to GRGroup@capgroup.com.

   (d) Particulars of any contract, scheme, arrangement or other circumstance because of which the change in the relevant interest(s) occurred are as follow(s):

   None

825061

(e) Particulars of any qualification of the power of a person to exercise, control the exercise of or influence the exercise of, the voting powers of those shares in which the relevant interest in which the change occurred is held, are as follows:

In some cases, the clients of the investment management companies have requested that the investment management companies vote portfolio securities on their behalf. Other clients choose to retain the voting control of their portfolio securities (thus taking all the voting power away from the investment management companies).

(f) Particulars of any additional benefit that a person has, or may, become entitled to receive, whether on the happening of a contingency or not, because of the change in the relevant interest are as follows:

None

3. Particulars consequent to the change because of which the person ceased to be a substantial shareholder.

(a) (i) Name and address of holder of relevant interest:

See Annexure "A" dated 13 August 2003 (copy attached)

(ii) Number and description of voting shares of each class of shares in the company in which relevant interest is held:

Ordinary shares: 19,828,637

(iii) Name and address of each person entitled to become registered as holder of voting shares after change:

None

(iv) Name and address of holder of relevant interest:

Not applicable

(b) Particulars of any contract, scheme, arrangement or other circumstances because of which the person ceased to be a substantial shareholder are as follows:

The companies referred to in paragraph 2(b) above, acting as discretionary managers, acquired the shares under the terms of the relevant discretionary management contracts.

(c) Particulars of any additional benefit that the person or an associate has, or may, become entitled to receive, whether of the happening of a contingency or not, as a consequence of ceasing to be a substantial shareholder, are as follows:

None

(d) The nature of each relevant interest disposed of is as follows:

The shares being reported under this section are owned by accounts under the discretionary investment management of 3 investment management companies (Capital Research and Management Company, Capital Guardian Trust Company, and Capital International, Inc.) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

825061

Dated 14 August 2003

The Capital Group Companies, Inc.

By: ______________________
(Signature)

Liliane Corzo
Counsel

DIRECTIONS

1. This form must contain particulars of relevant interests held by a person or his or her associates at the date on which that person became a substantial shareholder. Notice of any subsequent change in those particular must be given, if required, in additional notice in accordance with Form 603, 604 or 605, prescribed under Section 671B, as the case requires.

2. For the purposes of completing this form, where the voting shares of a company are not divided into 2 or more classes, those shares must be taken to be a class.

3. Where there is insufficient space on this form to furnish the required information, the information is to be shown in a separate annexure.

4. Requirements relating to annexures are set out in regulation 1.06.

825061

Annexure "A"

This is the Annexure of 4 pages marked Annexure "A" referred to in Form 605 signed by this corporation dated 13 August 2003.

The Capital Group Companies, Inc.

By: ______________________________

Liliane Corzo
Counsel

825061

Australia Annexure
PaperlinX Limited
13 August 2003

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000600	839,291	
	44003300	40,577	
	44044600	11,547	
	44255600	220,138	
	44278400	41,136	
		1,152,689	
Capital International, Inc.	46420000	42,244	
	46422100	114,858	
	46460000	228,870	
	46460400	87,781	
	46484000	2,519,772	
		2,993,525	
Capital Research and Management Company	11000012	15,682,423	
		15,682,423	
GRAND TOTAL		**19,828,637**	**4.82%**

Nominee List
PaperlinX Limited
13 August 2003

Nominee Name

ANZ Nominees
Level 25, Collins Street
GPO Box 2842 AA
Melbourne 3001 VIC

44278400	41,136
44278400	41,136
Total Shares:	82,272

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

44000600	839,291
44003300	40,577
11000012	15,432,423
44255600	220,138
46484000	3,756,627
46422100	114,858
44000600	839,291
44003300	40,577
11000012	15,682,423
44255600	220,138
46484000	2,519,772
46422100	114,858
Total Shares:	39,820,973

Chase Manhattan Nominee Ltd.
Australia

44468600	48,200
Total Shares:	48,200

Westpac Banking Corp

46460000	351,370
46460000	228,870
Total Shares:	580,240

825061

Nominee List
PaperlinX Limited
13 August 2003

Nominee Name

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

44044600	11,547
46420000	42,244
46460400	133,281
44800300	11,500
44044600	11,547
46420000	42,244
46460400	87,781

Total Shares: 340,144

Attention ASX Company Announcements Platform
Lodgement of Open Briefing

825061

corporatefile.com.au

PaperlinX Limited
307 Ferntree Gully Road
Mt Waverley, Victoria 3149

Date of lodgement: 14-Aug-2003

Title: Open Briefing. PaperlinX. MD on 04 Outlook

Record of Interview:

corporatefile.com.au
PaperlinX Limited today reported net profit of $132.1 million for the year ended June 2003, up 7 percent from the previous year. Excluding the contribution from The Paper Company, the UK merchanting business you acquired at the end of June 2002, underlying EBIT was $193.0 million down 9 percent, with much of the deterioration occurring in the second half, when EBIT was down 13 percent. What are your operating conditions currently and what's the outlook for earnings in the current year ending June 2004?

MD Ian Wightwick
Firstly, although certainly down on the prior year, we believe the 2003 result was creditable and compares favourably with our peers. Weak demand and the consequent lower prices, plus a temporary increase in pulp costs and the strengthening Australian dollar, were all factors outside our control, however we were successful in focusing on holding, and in many markets improving, our market share, and on reducing costs.

Operating conditions remain extremely difficult, however although it's hard to predict, don't appear to be weakening any further. We're not expecting any significant improvement this calendar year.

Given there's not much joy in the marketplace, we've increased our focus on costs. Any major lift in performance will require stronger economic activity in our key markets. There's talk of tentative signs of an improvement in the US economy, but similar signs over the last couple of years haven't amounted to

anything so we're being prudent and not anticipating any change until we see it on the bottom line.

corporatefile.com.au

In June you announced a Heads of Agreement for the $1.3 billion acquisition of Buhrmann NV's paper merchanting business in Europe. Buhrmann recently reported a sharp fall in the business's earnings in the June quarter. To what extent does the announced price of the acquisition assume this level of profit weakness and what scope is there to renegotiate the price?

MD Ian Wightwick

The final price will be determined at the end of the due diligence process, which is nearing conclusion. All I can say is a reiteration of our policy that the price paid for any acquisition must meet our criteria of achieving a 15 percent return by the end of year three and be EPS-positive in the first full year.

corporatefile.com.au

Is the due diligence process progressing in line with your expectations and do you still anticipate completing the deal by the end of this month?

MD Ian Wightwick

The process has taken longer than originally anticipated, but considering the Buhrmann business's size and its many operating units in different countries, that's not hard to understand. However, we are close to conclusion of due diligence and negotiations towards a sale and purchase agreement. On completion and signing of the Sale and Purchase Agreement, provided that occurs, we'll lodge the papers with the European Competition Authority, and, subject to obtaining clearance, would expect to conclude the deal approximately 6 to 8 weeks later.

On the positive side, we've been extremely impressed with the quality of Buhrmann's businesses, the initiatives management have taken, particularly over the last 12 months, to improve profit, and the management talent in the organisation.

corporatefile.com.au

Your Merchanting business reported EBIT of $92.0 million for 2003, up from $55.9 million previously. EBIT margin improved to 3.1 percent from 2.6 percent, with the contribution from the UK business offsetting a contraction in the margin of the North American and Australian businesses. What's the current demand environment of your existing merchanting operations on a regional basis and what's the earnings outlook for the business in the current year?

MD Ian Wightwick

We don't provide earnings forecasts, but in all our regional markets, including the UK, economic activity remains subdued and this is obviously impacting overall demand levels for paper and selling prices, and therefore profit. We don't anticipate any substantial change from what we've been seeing over the recent period.

A meaningful improvement will require a substantial increase in economic activity. Some commentators, both in the sector as well as in the general economic arena, believe we'll see strengthening early in the 2004 calendar year.

corporatefile.com.au
What's the estimated contribution of the Buhrmann business to your merchanting earnings in the current year and to what extent do you view the recently reported earnings as bottom of the cycle?

MD Ian Wightwick
We haven't concluded the acquisition, so we don't know precisely how long this business will be included in our 2004 result. However we're confident the business will make a positive contribution to EPS in the first full year.

It's hard for anyone to pick the exact bottom of the cycle. But, we believe we've been at the bottom for some time and as I said, it doesn't appear to be getting any worse. The paper manufacturers are taking substantial downtime at the moment, rather than putting excess product on the market, and that's a strong indication they've had enough of price falls.

corporatefile.com.au
Following the Buhrmann acquisition, PaperlinX will operate in two major markets – North America and Europe – where it doesn't own upstream supply. In these markets, what's your vulnerability to suppliers on pricing and what's your competitive position versus integrated companies?

MD Ian Wightwick
We believe owning upstream supply and downstream merchanting is an inappropriate model for merchanting. We're driving towards developing a global presence as an independent merchant and we strongly believe that being independent of suppliers, we can have a wider range of products and brands available to our customers.

Having run both paper manufacturing and paper merchanting, I can attest that they're very different businesses with different cultures and different business drivers. Merchants owned by mills must carry their mill's competitors' products to be relevant to buyers, and the mills must sell to the competitors of their own merchants, so there's no fundamental advantage in being integrated. Indeed, buyers prefer to buy from a merchant who's independent.

As to our presence in those two key markets, obviously with our scale and the access we have to tens of thousands of customers makes us tremendously important to the supplying mills with whom we have, and will build further, long-term and mutually beneficial relationships.

corporatefile.com.au
Given PaperlinX runs its global merchanting operations on a regional basis, what's the value the company adds to these businesses?

MD Ian Wightwick
Obviously we don't have multi-national customers. Buhrmann's Paper Merchanting Division has around 80,000 general print customers in Europe, which gives you some idea of the diversity of the customer base. The value we add for suppliers is that we provide them access to the many customers they couldn't have the logistics capability or the opportunity to service. We present a single company for them to deal with, across multiple markets, in multiple geographies.

For our customers, we add value by offering them the best brands and best paper qualities from the best suppliers.

Internally, we're continuing to put in place global best practice standards and we do that through a process of cross-fertilisation among the regions and by learning from the companies we've acquired. Access to a very large operation like the Buhrmann paper merchanting business, which is made up of many companies, gives us tremendous opportunity to gain insight into how other businesses have operated and raise our benchmark accordingly.

Finally, this business is about delivering product to customers quickly, within 24 hours of ordering, so logistical solutions are fundamental to keeping working capital down and managing the business efficiently. We add value by being prepared to invest in the best possible logistics systems and solutions.

corporatefile.com.au
Australian Paper's Communication Papers business booked EBIT of $108.4 million in 2003, down 20 percent, with lower demand, reduced selling prices and the stronger Australian dollar impacting earnings. EBIT was down 25 percent in the second half. What demand and pricing conditions does the business currently face and what's the earnings outlook for the current year?

MD Ian Wightwick
The demand environment is certainly challenging. There's been a lot of uncertainty in the economy, which has flowed on to demand for paper with the notable exception of the small office/home office sector, which continues to grow. The commercial sector has been most affected by the uncertainty and we haven't seen any improvement there.

This, of course, has placed prices under pressure and that's been exacerbated by the Australian dollar strengthening, which effectively lowers the prices Australian Paper has to compete with. On top of that, dumped copy paper from China has also adversely impacted prices, and we suspect some dumping has occurred in coated wood-free papers and investigations in that regard are continuing.

On the positive side, the bubble of cost increases for the pulp we purchase internationally has burst. It affected costs in the period January through to June, a time when demand was down and the opportunity to pass the extra costs on in paper selling price increases was just not available. Pulp prices are certainly easing and together with our major cost-reduction program, will take pressure off costs and hopefully improve our earnings in the face of still fairly ordinary demand in communication papers.

corporatefile.com.au
What's the outlook for pulp costs in 2004?

MD Ian Wightwick
You must remember we manufacture 70 percent of our own pulp and the cost of that is quite stable. However in relation to imports, with prices now easing and the dollar staying strong, there is a benefit for us in purchasing pulp. I don't expect pulp prices to collapse as they're not far from the low point you'd expect in a cycle. But I'd certainly expect stronger prices when demand increases on the back of improved paper demand, perhaps later this calendar year or early next year if we do see some improvement in economic activity.

corporatefile.com.au
Australian Paper's Packaging Papers business booked EBIT of $53.9 million, up 25 percent, with a favourable product mix and higher average selling prices offsetting lower overall volumes. EBIT was up 37 percent in the second half. What's the outlook for volumes in the current year and do you expect to maintain the favourable product mix and prices?

MD Ian Wightwick
Yes we do. In terms of linerboard, we've seen an improvement in prices from Amcor, with whom we have a long-term take or pay contract. Certainly demand and product mix is back to more normal levels after Amcor's strike in the prior period, which negatively affected our 2002 results. And we'd expect further improvement in earnings this year, provided we have more normal weather conditions as the drought affected our sack kraft sales in 2003 as production of milk powder and other commodities was down.

In export, which is basically product that's excess to the Australian and New Zealand market, the Asian markets remain difficult and our competitiveness has been adversely impacted by the strong Australian dollar.

corporatefile.com.au
At the end of June 2003, PaperlinX had net debt of $144.4 million, down from $417.9 million at the end of December 2002, reflecting a $239 million share placement in June as part of the funding for the Buhrmann acquisition. Net debt to equity stood at 8.8 percent, down from 28.3 percent. What's the gearing of the company following the recently closed share purchase plan and what's the expected gearing profile following the completion of the Buhrmann transaction?

MD Ian Wightwick
Post the placement and the Share Purchase Plan, and pre-completion of Buhrmann, our gearing is very low and only relevant in that it shows we have the funds available to conclude the acquisition. As previously foreshadowed, we expect debt to debt plus equity post the acquisition to be not more than 45 percent, comfortably within our target range.

corporatefile.com.au
EPS for 2003 fell 3 percent to 36.9 cents, reflecting the recent share placement. You've announced a 50 percent-franked, 14 cent per share final dividend, the same

as last year. The full year dividend was 27.5 cents, up from 27.0 cents, with a payout ratio of 75 percent up from 71 percent. Given PaperlinX's growth ambitions, is a payout ratio of over 70 percent sustainable?

MD Ian Wightwick
Historically we've paid out about 70 percent of earnings as dividends but with the placement and share purchase plan shares eligible for the final dividend for this year, we'll be paying out a slightly higher percentage. The ratio of payout in future years remains a decision for the board, but we do believe the target of 70 percent is a sustainable level.

corporatefile.com.au
What's the outlook for dividends and franking for the current year?

MD Ian Wightwick
Again, it's ultimately a board decision but our objective would be to have the ability to pay out about 70 percent. As far as franking is concerned, it's moved to a lower level as we've increased our offshore earnings and as we increase them further, it will be lower. But we won't make a prediction in that regard.

corporatefile.com.au
Thank you Ian.

For previous Open Briefings by PaperlinX, visit www.corporatefile.com.au

For more information about PaperlinX, visit www.paperlinx.com.au

Rules 4.1, 4.3

Appendix 4E

Preliminary Final Report

Introduced 30/6/2002.

Name of entity

PAPERLINX LIMITED

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
70 005 146 350	Error! Bookmark not defined.	yes	30 JUNE 2003

Results for announcement to the market

Extracts from this report for announcement to the market (see note 1).

				A$M
Revenues from sales of goods	Up	22.2%	to	3,617.8
Revenues from ordinary activities *(item 1.1)*	Up	14.2%	to	3,639.2
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*)	Up	7.4%	to	132.1
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	N/A			-
Net profit (loss) for the period attributable to members *(item 1.11)*	Up	7.4%	to	132.1

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)*	14.0¢	7.0¢
This dividend was declared at the date of this report.		
This dividend has not been provided for in the accounts as at 30 June 2003.		
Interim dividend *(Half yearly report only - item 15.6)*		
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	14.0¢	10.5¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 8 September 2003

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer attached news release

+ See chapter 19 for defined terms.

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

825061

Condensed consolidated statement of financial performance

		Current period – A$M	Previous corresponding period - A$M
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*		
	• From operating activities	3,628.1	2,968.6
	• From outside operating activities	11.1	217.8
		3,639.2	3,186.4
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(3,403.8)	(2,966.5)
1.3	Borrowing costs	(45.0)	(43.0)
1.4	Share of net profits (losses) of associates	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**190.4**	**176.9**
1.6	Income tax on ordinary activities *(see note 4)*	(58.3)	(53.9)
1.7	**Profit (loss) from ordinary activities after tax**	**132.1**	**123.0**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit (loss)**	**132.1**	**123.0**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**132.1**	**123.0**
Non-owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	(49.9)	(4.3)
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Adjustments on initial adoption of Accounting Standards		
	• Revised AASB1028 Employee Benefits	(1.0)	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	(50.9)	(4.3)
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**81.2**	**118.7**

Earnings per security (EPS)		Current period	Previous corresponding period
1.18	Basic EPS	36.9	38.2
1.19	Diluted EPS	36.6	37.9

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period – A$M	Previous corresponding period – A$M
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	132.1	123.0
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**132.1**	**123.0**

Revenue and expenses from ordinary activities
(see note 15)

		Current period – A$M	Previous corresponding period – A$M
1.23	Revenue from sales or services	Refer Below	Refer Below
1.24	Interest revenue	Refer Below	Refer Below
1.25	Other relevant revenue	Refer Below	Refer Below
1.26	Details of relevant expenses	Refer Below	Refer Below
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	66.7	62.5
Capitalised outlays			
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-
Borrowing costs			
1.30	Interest expense	42.7	41.0
1.31	Other borrowing costs	2.3	2.0
1.32	**Borrowing costs**	**45.0**	**43.0**

+ See chapter 19 for defined terms.

		CONSOLIDATED 2003 $m	CONSOLIDATED 2002 $m
1.23 – 1.26	**REVENUES AND EXPENSES FROM ORDINARY ACTIVITIES**		
1.23	**Revenue from operating activities**		
	Sales of goods	3,617.8	2,960.6
	Rendering of services:		
	• Commissions	10.3	8.0
Sub-total – Revenue from Operating Activities		3,628.1	2,968.6
1.24 & 1.25	**Revenue from outside operating activities**		
	Government grants	-	2.8
	Insurance proceeds	5.2	5.1
	Rent Received	0.9	-
	Other Sundry Revenues	0.1	-
		6.2	7.9
	Net foreign exchange gains	0.6	-
	Interest received:		
	• Other	2.2	4.8
	Dividends received:		
	• Other	0.3	0.2
	Proceeds on disposal of		
	• Non-current assets	1.8	4.9
	• Businesses and controlled entities	-	200.0
		4.9	209.9
Sub-total – Revenue from outside operating activities		11.1	217.8
	TOTAL REVENUE FROM ORDINARY ACTIVITIES	**3,639.2**	**3,186.4**

+ See chapter 19 for defined terms.

		CONSOLIDATED	
		2003 $m	2002 $m
1.26	EXPENSES FROM ORDINARY ACTIVITIES		
	Cost of Sales	(2,853.2)	(2,338.6)
	Distribution and Warehousing expenses	(248.3)	(182.0)
	Sales and Marketing expenses	(127.0)	(83.6)
	General and Administration expenses (1)	(173.2)	(359.4)
	Research and Development expenses	(2.1)	(2.9)
	TOTAL EXPENSES FROM ORDINARY ACTIVITIES	**(3,403.8)**	**(2,966.5)**

(1) Included in general and administration expenses is the book value of non-current assets disposed of and the book value of businesses and controlled entities disposed of $1.9 million (2002 $207.2 million).

Consolidated retained profits

		Current period – A$M	Previous corresponding period - A$M
1.30	Retained profits (accumulated losses) at the beginning of the financial period	59.6	28.3
1.31	Net profit (loss) attributable to members (*item 1.11*)	132.1	123.0
1.32	Net transfers from (to) reserves *(details if material)*	-	(4.5)
1.33	Net effect of changes in accounting policies	44.2	-
1.34	Dividends and other equity distributions paid or payable	(93.7)	(87.2)
1.35	**Retained profits (accumulated losses) at end of financial period**	**142.2**	**59.6**

Intangible and extraordinary items

		Consolidated – current period			
		Before tax A$M (a)	Related tax A$M (b)	Related outside +equity interests A$M (c)	Amount (after tax) attributable to members A$M (d)
2.1	Amortisation of goodwill	15.6	-	-	15.6
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	**15.6**	**-**	**-**	**15.6**
2.4	Extraordinary items (details)	N/A	-	-	-
2.5	**Total extraordinary items**	**N/A**	**-**	**-**	**-**

	Comparison of half year profits *(Preliminary final report only)*	Current year – A$M	Previous year – A$M
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	71.5	64.8
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	60.6	58.2
	Total for year	**132.1**	**123.0**

+ See chapter 19 for defined terms.

	Condensed consolidated statement of financial position	At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Current assets			
4.1	Cash assets	452.0	112.9	183.4
4.2	Receivables	626.6	427.7	685.2
4.3	Investments	-	-	-
4.4	Inventories	528.3	461.3	570.2
4.5	Current tax assets	-	-	-
4.6	Other	-	-	-
4.7	**Total current assets**	**1,606.9**	**1,001.9**	**1,438.8**
	Non-current assets			
4.8	Receivables	2.4	5.4	4.9
4.9	Investments (equity accounted)	-	-	-
4.10	Other financial assets	2.0	1.5	1.5
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties	-	-	-
4.14 (1)	Other property, plant and equipment (net)	1,079.5	1,071.1	1,093.6
4.14 (2)	Standing timber	-	-	-
4.15	Intangibles (net)	247.8	171.3	282.0
4.16	Deferred tax assets	40.2	37.5	37.0
4.17	Other	-	-	-
4.18	**Total non-current assets**	**1,371.9**	**1,286.8**	**1,419.0**
4.19	**Total assets**	**2,978.8**	**2,288.7**	**2,857.8**
	Current liabilities			
4.20	Payables	462.0	345.3	510.4
4.21	Interest bearing liabilities	43.3	43.6	50.6
4.22	Current tax liabilities	12.1	13.0	11.7
4.23	Provisions exc. tax liabilities	49.2	100.0	53.8
4.24	Other	-	-	-
4.25	**Total current liabilities**	**566.6**	**501.9**	**626.5**
	Non-current liabilities			
4.26	Payables	20.6	1.4	24.1
4.27	Interest bearing liabilities	553.1	400.8	550.7
4.28	Deferred tax liabilities	154.5	132.9	141.8
4.29	Provisions exc. tax liabilities	37.8	38.6	39.5
4.30	Other	-	-	-
4.31	**Total non-current liabilities**	**766.0**	**573.7**	**756.1**
4.32	**Total liabilities**	**1,332.6**	**1,075.6**	**1,382.6**
4.33	**Net assets**	**1,646.2**	**1,213.1**	**1,475.2**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position (cont)		At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Equity			
4.34	Capital/contributed equity	1,541.3	1,140.9	1,312.7
4.35	Reserves	(37.4)	12.5	32.3
4.36	Retained profits (accumulated losses)	142.2	59.6	130.1
4.37	**Equity attributable to members of the parent entity**	**1,646.1**	**1,213.0**	**1,475.1**
4.38	Outside +equity interests in controlled entities	0.1	0.1	0.1
4.39	**Total equity**	**1,646.2**	**1,213.1**	**1,475.2**
4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period A$M	Previous corresponding period – A$M
5.1	Opening balance	N/A	-
5.2	Expenditure incurred during current period	N/A	-
5.3	Expenditure written off during current period	N/A	-
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	-
5.5	Expenditure transferred to Development Properties	N/A	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**N/A**	-

+ See chapter 19 for defined terms.

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period A$M	Previous corresponding period – A$M
6.1	Opening balance	N/A	-
6.2	Expenditure incurred during current period	N/A	-
6.3	Expenditure transferred from exploration and evaluation	N/A	-
6.4	Expenditure written off during current period	N/A	-
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	-
6.6	Expenditure transferred to mine properties	N/A	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**N/A**	**-**

Condensed consolidated statement of cash flows

		Current period A$M	Previous corresponding period – A$M
	Cash flows related to operating activities		
7.1	Receipts from customers	3,661.6	3,026.5
7.2	Payments to suppliers and employees	(3,358.5)	(2,626.8)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	0.3	0.2
7.5	Interest and other items of similar nature received	2.2	4.8
7.6	Interest and other costs of finance paid	(43.9)	(33.6)
7.7	Income taxes paid	(44.2)	(47.6)
7.8	Other (provide details if material)	16.5	15.9
7.9	**Net operating cash flows**	**234.0**	**339.4**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(64.4)	(65.8)
7.11	Proceeds from sale of property, plant and equipment	3.1	4.9
7.12 (1)	Payment for purchases of equity investments	(0.5)	-
7.12 (2)	Payment for purchases of controlled entities and assets	(327.2)	(24.2)
7.13 (1)	Proceeds from sale of equity investments	-	-
7.13 (2)	Proceeds from sale of controlled entities and assets	-	197.8
7.14	Loans to other entities	-	-
7.15	Loans (advanced to)/repaid by other entities	3.0	(0.5)
7.16	Other (provide details if material)	-	-
7.17	**Net investing cash flows**	**(386.0)**	**112.2**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	415.0	2.1
7.18 (1)	Share Issue Expenses	(4.1)	-
7.18 (2)	Share Buy-back	(8.8)	-
7.19	Proceeds from borrowings	705.6	1,749.6
7.20	Repayment of borrowings	(525.7)	(2,073.8)
7.21	Dividends paid	(93.3)	(86.7)
7.22 (1)	Other - Loans (repaid to)/received from other persons	0.5	(0.2)
7.22 (2)	Other – Principal lease repayments	(0.2)	(0.2)
7.23	**Net financing cash flows**	**489.0**	**(409.2)**
7.24	**Net increase (decrease) in cash held**	**337.0**	**42.4**
7.25 (1)	Cash at beginning of period *(see Reconciliation of cash)*	107.8	90.3
7.25 (2)	Cash acquired on acquisition of controlled entities	-	-
7.26	Exchange rate adjustments to item 7.25.	7.2	(24.9)
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**452.0**	**107.8**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/A

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period A$M	Previous corresponding Period – A$M
8.1 Cash on hand and at bank	153.6	61.8
8.2 Deposits at call	298.4	51.1
8.3 Bank overdraft	-	(5.1)
8.4 Other (provide details)	-	-
8.5 Total cash at end of period *(item 7.27)*	**452.0**	**107.8**

Other notes to the condensed financial statements

Ratios	Current period	Previous corresponding period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	5.2%	5.5%
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	8.0%	10.1%

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
a) Basic EPS	36.9¢	38.2¢
b) Diluted EPS (if materially different from the Basic EPS)	36.6¢	37.9¢
c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	358.3m	322.1m
d) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Diluted EPS	360.7m	324.8m

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	$3.30	$3.11

+ See chapter 19 for defined terms.

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	NIL
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	N/A
13.3	Date from which such profit has been calculated	N/A
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	NIL
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/A

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	29 September 2003

+ See chapter 19 for defined terms.

15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	8 September 2003
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	Yes

Amount per security

		Amount per security	Franked amount per security at applicable tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year (30% tax rate) - not provided for at 30 June 2003	14.0¢	7.0¢	-¢
15.5	Previous year (30% tax rate)	14.0¢	10.5¢	-¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year (30% tax rate) - not provided for at 31 December 2002	13.5¢	9.5¢	N/A
15.7	Previous year (30% tax rate)	13.0¢	13.0¢	N/A

Total dividend (distribution) per security (interim *plus* final)
(Preliminary final report only)

	Current year	Previous year
15.8 +Ordinary securities	27.5¢	27.0¢
15.9 Preference +securities	-¢	-¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

	Current period A$M	Previous corresponding period – A$M
15.10 +Ordinary securities *(each class separately)*		
• Interim Dividend	48.5	42.0
• Final Dividend (none provided for at 30 June 2003)	-	45.2
Preference +securities *(each class separately)*	-	-
15.12 Other equity instruments *(each class separately)*	-	-
15.13 Total	**48.5**	**87.2**

+ See chapter 19 for defined terms.

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period A$M	Previous corresponding period – A$M
16.1 Profit (loss) from ordinary activities before tax	N/A	-
16.2 Income tax on ordinary activities	N/A	-
16.3 Profit (loss) from ordinary activities after tax	N/A	-
16.4 (1) Extraordinary items net of tax	-	-
(2) Unrealised profit in inventory adjustment	N/A	-
16.5 Net profit (loss)	N/A	-
16.6 Adjustments	N/A	-
16.7 Share of net profit (loss) of associates and joint venture entities	N/A	-

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period A$M	Previous corresponding period – A$M
Nil	-	-	-	-
17.2 Total	-	-	-	-

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period A$M	Previous corresponding period – A$M
17.3 Other material interests NIL				
17.4 Total	-	-	-	-

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
18.2	Changes during current period				
	(a) Increases through issues	N/A	N/A	N/A	N/A
	(b) Decreases through returns of capital, buybacks, redemptions	N/A	N/A	N/A	N/A
18.3	**+Ordinary securities**				
18.4	Changes during current period				
	(a) Increases through Employee Share Plan Issues				
	– Exercise of Options	320,000	320,000	$3.13	$3.13
	– Exercise of Options	7,500	7,500	$4.12	$4.12
	(b) Increase pursuant to:				
	(i) Institutional placement of shares as part of funding acquisition of The Paper Company	26,041,667	26,041,667	$4.80	$4.80
	(ii) Share purchase plan issue of shares as part of funding acquisition of The Paper Company	10,411,910	10,411,910	$4.80	$4.80
	(iii) Institutional placement of shares as part of funding proposed acquisition of Paper Division of Buhrmann NV Group	53,600,000	53,600,000	$4.46	$4.46
	(c) Decreases through returns of capital, buybacks	1,750,456	1,750,456	$5.03	$5.03
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A	N/A	N/A	N/A

+ See chapter 19 for defined terms.

18.6	Changes during current period (a) Increases through Employee Share Plan Issues (b) Decreases through securities matured, converted	N/A N/A	N/A N/A	N/A N/A	N/A N/A

18.7	**Options** *(description and conversion factor)*	Total number	Number quoted	Exercise price	Expiry Date (if any)
18.8	Issued during current period	220,000 150,000	Nil Nil	$5.13 $4.76	N/A N/A
18.9	Exercised during current period	320,000 7,500	Nil Nil	$3.13 $4.12	N/A N/A
18.10	Expired during current period	N/A	N/A		
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A N/A	N/A N/A		
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A N/A	N/A N/A		

+ See chapter 19 for defined terms.

Segment Reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

BUSINESS SEGMENTS

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system.

Segment	Description of Operations
Merchanting and Paper Trading	International paper merchant and paper trader supplying the printing and publishing industry and office supplies
Communication Papers	Manufacture of office papers, graphic papers, converting papers and other speciality and coated papers
Packaging Papers	Manufacture of high performance packaging papers and industrial papers. Products include kraft liners, sack, kraft and light weight bag and industrial papers, sold predominantly to converting customers
Corporate and Other	Includes businesses divested, stationery converting and corporate costs. The proceeds received in relation to businesses divested are disclosed as unallocated revenue

GEOGRAPHIC SEGMENTS

The consolidated entity comprises the following main geographic segments. In presenting the information on the basis of geographic segments, segment sales is based on geographic location of customers. Segment assets are based on the geographic location of the assets.

Segment	Description of Operations
Australia	Manufacture of communication papers and packaging papers, paper merchanting and paper trading
New Zealand	Paper merchanting and paper trading
North America	Paper merchanting and paper trading
Europe	Paper merchanting and paper trading
Asia	Paper merchanting and paper trading

+ See chapter 19 for defined terms.

	CONSOLIDATED				
	SEGMENT RESULT (3)	SEGMENT SALES	SEGMENT OTHER REVENUE (4)	TOTAL SEGMENT REVENUE	SEGMENTS ASSETS
	$m	$m	$m	$m	$m
SEGMENT REPORTING					
For the year ended 30 June 2003					
BUSINESS SEGMENTS					
Merchanting & Paper Trading	92.0	2,966.8	6.8	2,973.6	1,361.1
Communication Papers	108.4	787.5	2.1	789.6	894.4
Packaging Papers	53.9	275.6	2.9	278.5	296.5
Corporate and Other	(23.4)	110.1	4.7	114.8	386.6
Profit before net interest, and income tax	230.9				
Net interest (1)	(40.5)				
Profit before income tax	190.4				
Income tax expense	(58.3)				
Inter-segment sales (2)		(522.2)		(522.2)	
Unallocated revenue (4)			4.9	4.9	
Unallocated assets (deferred tax balances)					40.2
	132.1	3,617.8	21.4	3,639.2	2,978.8

+ See chapter 19 for defined terms.

SEGMENT REPORTING (cont'd)

	CONSOLIDATED				
	SEGMENT RESULT (3)	SEGMENT SALES	SEGMENT OTHER REVENUE (4)	TOTAL SEGMENT REVENUE	SEGMENTS ASSETS
	$m	$m	$m	$m	$m
SEGMENT REPORTING					
For the year ended 30 June 2002					
BUSINESS SEGMENTS					
Merchanting & Paper Trading	55.9	2,220.2	6.0	2,226.2	926.9
Communication Papers	134.8	828.3	1.1	829.4	854.5
Packaging Papers	43.2	285.4	5.3	290.7	283.7
Corporate and Other	(20.8)	259.4	3.5	262.9	186.1
Profit before net interest, and income tax	213.1				
Net interest (1)	(36.2)				
Profit before income tax	176.9				
Income tax expense	(53.9)				
Inter-segment sales (2)		(632.7)		(632.7)	
Unallocated revenue (4)			209.9	209.9	
Unallocated assets (deferred tax balances)					37.5
	123.0	2,960.6	225.8	3,186.4	2,288.7

+ See chapter 19 for defined terms.

SEGMENT REPORTING (cont'd)

	CONSOLIDATED			
	DEPRECIATION & AMORTISATION	NON CASH EXPENSES (5)	ACQUISITION OF NON CURRENT ASSETS (6)	SEGMENT LIABILITIES
SEGMENT REPORTING	$m	$m	$m	$m
For the year ended 30 June 2003				
BUSINESS SEGMENTS				
Merchanting & Paper Trading	28.7	12.5	149.3	380.7
Communication Papers	31.7	9.0	17.2	88.4
Packaging Papers	16.3	2.4	5.7	57.0
Corporate and Other	5.6	0.3	26.1	43.5
Unallocated liabilities (7)				763.0
	82.3	24.2	198.3	1,332.6

	CONSOLIDATED			
	DEPRECIATION & AMORTISATION	NON CASH EXPENSES (5)	ACQUISITION OF NON CURRENT ASSETS (6)	SEGMENT LIABILITIES
SEGMENT REPORTING	$m	$m	$m	$m
For the year ended 30 June 2002				
BUSINESS SEGMENTS				
Merchanting & Paper Trading	16.8	9.1	13.6	237.2
Communication Papers	31.8	13.8	17.7	88.6
Packaging Papers	17.7	6.4	13.9	57.0
Corporate and Other	6.5	7.7	28.9	102.5
Unallocated liabilities (7)				590.3
	72.8	37.0	74.1	1,075.6

SEGMENT REPORTING (cont'd)

	CONSOLIDATED			
	DEPRECIATION & AMORTISATION	NON CASH EXPENSES (5)	ACQUISITION OF NON CURRENT ASSETS (6)	SEGMENT LIABILITIES
SEGMENT REPORTING	$m	$m	$m	$m
For the year ended 30 June 2003				
BUSINESS SEGMENTS				
Merchanting & Paper Trading	28.7	12.5	149.3	380.7
Communication Papers	36.0	9.0	17.2	88.4
Packaging Papers	12.0	2.4	5.7	57.0
Corporate and Other	5.6	0.3	26.1	43.5
Unallocated liabilities (7)				763.0
	82.3	24.2	198.3	1,332.6

	CONSOLIDATED			
	DEPRECIATION & AMORTISATION	NON CASH EXPENSES (5)	ACQUISITION OF NON CURRENT ASSETS (6)	SEGMENT LIABILITIES
SEGMENT REPORTING	$m	$m	$m	$m
For the year ended 30 June 2002				
BUSINESS SEGMENTS				
Merchanting & Paper Trading	16.8	9.1	13.6	237.2
Communication Papers	31.8	13.8	17.7	88.6
Packaging Papers	17.7	6.4	13.9	57.0
Corporate and Other	6.5	7.7	28.9	102.5
Unallocated liabilities (7)				590.3
	72.8	37.0	74.1	1,075.6

+ See chapter 19 for defined terms.

SEGMENT REPORTING (cont'd)

Notes

(1) Interest is not allocated internally to the segments but held centrally.

(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.

(3) Profit before net interest and income tax.

(4) Segment other revenue allocated comprises:

	2003 $m	2002 $m
Rendering of services – commission	10.3	8.0
Other revenue from outside operating activities	6.2	7.9
	16.5	15.9
Segment other revenue unallocated comprises:		
Other revenue from outside operating activities	4.9	209.9
	21.4	225.8

(5) The non cash expenses above comprise the following items:

	2003 $m	2002 $m
• Provisions charge	24.3	38.3
• Net movement in standing timber	-	(0.6)
• Net (profit)/loss on disposal of property, plant and equipment	0.1	0.6
• Net (profit)/loss on disposal of controlled entities and businesses	-	1.7
• Other non cash items	(0.2)	(3.0)
	24.2	37.0

(6) The acquisition of non current assets above comprises the following items:

	2003 $m	2002 $m
• Addition of property, plant and equipment	56.8	68.6
• Goodwill acquired on acquisition of controlled entities	112.9	5.3
• Property, plant and equipment acquired on acquisition of controlled entities	28.6	0.2
	198.3	74.1

SEGMENT REPORTING (cont'd)

Notes (cont'd)

The segment reporting of the acquisition of non current assets by geographic region are as follows:

	2003 $m	2002 $m
• Australia	50.1	67.3
• New Zealand	0.1	0.8
• North America	3.6	5.9
• Europe	144.4	-
• Asia	0.1	0.1
	198.3	74.1

(7) The unallocated segment liabilities comprise the following items:

	2003 $m	2002 $m
• Current interest bearing liabilities	43.3	43.6
• Current tax liabilities	12.1	13.0
• Non current interest bearing liabilities	553.1	400.8
• Non current deferred tax	154.5	132.9
	763.0	590.3

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer attached news release

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Refer attached news release

+ See chapter 19 for defined terms.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The balance of the franking account of PaperlinX Limited as at 30 June 2003 was $6.6 million (2002 $11.7 million).

The balance of the consolidated franking account as at 30 June 2003 was $8.1 million (2002 $20.8 million). After taking into account the estimated income tax payable as at year end and the payment of dividend provided for at that date, where applicable, the balance of the consolidated franking account is estimated to be $6.4 million (2002 $0.8 million).

The balances of the franking accounts, as referred to above, are stated at a 30% tax rate.

From 1 July 2002, the New Business Tax System (Imputation) Act 2002 requires measurement of franking credits based on the amount of income tax paid, rather than on profits upon which tax has been paid. This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

The amount of franking credits available to shareholders disclosed as at 30 June 2003 has been measured under the new legislation and represents income tax paid amounts available to frank distributions. The balance disclosed as at 30 June 2002 has been measured under the legislation existing at 30 June 2002 and represents the after-tax profits able to be distributed fully franked at the current tax rate.

Comparative information has not been restated for this change in measurement. Had the comparative information been calculated on the new basis, the consolidated "franking credits available" balance as at 30 June 2002 would have been converted from $20.8 million to $8.9 million.

PaperlinX Limited has declared a dividend, at the date of this report, on ordinary shares payable 29 September 2003 – 14.0 cents per share, 50% franked at 30% tax rate on fully paid shares. This dividend has not been provided for in the accounts as at 30 June 2003.

It is expected that the interim dividend in respect of the year ending 30 June 2004 will be partially franked.

+ See chapter 19 for defined terms.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

1. Foreign Currency Translation

The consolidated entity has applied the revised AASB 1012 (Foreign Currency Translation) for the first time from 1 July 2002.

For hedges of specific purchases or sales, the gains or costs on entering the hedge and the exchange differences up to the date of the purchase or sale are now deferred and recognised as assets or liabilities on the statement of financial position from the inception of the hedge contract, not when the specific purchase or sale occurs.

At 1 July 2002, the consolidated entity recognised the following in relation to foreign currency hedge contracts:

- deferred costs of $0.1 million
- deferred exchange gains of $0.8 million
- a net foreign currency receivable of $0.7 million

There was no impact on opening retained profits at 1 July 2002 and no impact on profit for the reporting period to 30 June 2003.

2. Employee Benefits

The consolidated entity has applied the revised AASB 1028 (Employee Benefits) for the first time from 1 July 2002.

The liability for wages and salaries, annual leave and sick leave is now calculated using the remuneration rates the consolidated entity expects to pay as at each reporting date, not wage and salary rates current at reporting date.

The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:

- $1.0 million decrease in opening retained profits
- $0.3 million increase in deferred tax assets
- $1.3 million increase in the current provision for employee benefits

As a result of this change in accounting policy, the provision for employee benefits increased by $1.3 million and income tax expense decreased by $0.3 million in the year ended 30 June 2003.

Cont.

3. Provisions, Contingent Liabilities and Contingent Assets
The consolidated entity has applied AASB 1044 (Provisions, Contingent Liabilities and Contingent Assets) for the first time from 1 July 2002.

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously, final dividends were recognised in the financial year to which they related, even though the dividends were announced after the end of that financial year.

The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:

- $45.2 million increase in opening retained profits
- $45.2 million decrease in provision for dividends

There was no impact on profit for the reporting period to 30 June 2003.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Not applicable

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

At 30 June 2002, bank guarantees (acquisition), the beneficiary of which was Bunzl plc, related to the acquisition of the UK based Bunzl Fine Paper Ltd for GBP138.0 million. This guarantee expired on 2 July 2002, after the required cash settlement was made.

At 30 June 2003, bank guarantees (acquisition), the beneficiary of which is Bunzl plc, relate to two bank guarantees that were taken out post 2 July 2002 for GBP10.0 million and GBP8.0 million, respectively. These amounts are equal to the deferred settlement payments, with the bank guarantees expiring on 7 July 2003 and 5 July 2004 respectively. The guarantee of GBP 10.0 million expired on 1 July 2003, after the required cash settlement was made.

+ See chapter 19 for defined terms.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	Not applicable
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Not applicable

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	The Grand Ballroom Four Seasons Hotel 199 George Street Sydney NSW
Date	Thursday, 23 October 2003
Time	11 am
Approximate date the +annual report will be available	24 September 2003

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	Not applicable

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

yes	The +accounts have been audited.	☐ **Error! Bookmark not defined.**	The +accounts have been subject to review.
☐**Error! Bookmark not defined.**	The +accounts are in the process of being audited or subject to review.	☐ **Error! Bookmark not defined.**	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.).*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 14 August 2003
(Company Secretary)

+ See chapter 19 for defined terms.

Print name: Richard Hobson

+ See chapter 19 for defined terms.

PaperlinX

825061

14 August 2003

NEWS RELEASE

Statement to Australian Stock Exchange and News Media
For the year ended 30 June 2003

SUMMARY OF THE YEAR

For the year to 30 June 2003, PaperlinX has delivered a creditable result despite a weak economic environment and highly competitive market conditions. The results include, from 1 July 2002, The Paper Company (formerly Bunzl Fine Paper) in the United Kingdom and Ireland.

- ✓ Sales revenue of $3,618 million, up 22% over the prior year;
- ✓ Profit before interest, tax, amortisation and depreciation increased 10% over the prior year;
- ✓ Profit after tax of $132.1 million, up 7% over the prior year;
- ✓ Earnings per share of 36.9 cents, down 3%, impacted by the Company maintaining low gearing in the expectation of further growth;
- ✓ Final dividend maintained at 14 cents per share on higher capital base, 50% franked, making a total dividend for the year of 27.5 cents;
- ✓ Return on average funds employed of 12.3%, compared with 12.6% last year, well in excess of the cost of capital;
- ✓ The successful integration of The Paper Company in the UK and Ireland, producing returns in line with expectations;
- ✓ Restructuring of the Company's New Zealand paper merchants;
- ✓ The successful implementation of a new transaction and management control computer system in Australian Paper and part of the Australian merchanting businesses – on time and within budget;
- ✓ Announced in June 2003 an offer to acquire the leading paper merchant in Europe, the Paper Merchanting Division of Buhrmann NV; and
- ✓ The placement of $239 million of shares to institutional investors as a part of the funding for the potential acquisition of Buhrmann's Paper Merchanting Division in Europe.

Since the end of the financial year, PaperlinX has:

- ✓ A heavily over-subscribed share purchase plan (SPP) to retail shareholders, with applications received from 41% of eligible shareholders.

PaperlinX


Sales Revenue ($m)
4,000
3,000
2,000
1,000
0
3,618
2,961
↑ 22%
June 03
June 02


Operating Profit from Ordinary Activities before Interest, Tax, Depreciation and Amortisation ($m)
400
300
200
100
0
313.2
285.9
↑ 10%
June 03
June 02


Operating Profit from Ordinary Activities before Interest and Tax ($m)
250
200
150
100
50
0
230.9
213.1
↑ 8%
June 03
June 02


Operating Profit after Tax ($m)
150
100
50
0
132.1
123.0
↑ 7%
June 03
June 02


Return on Average Funds Employed (%) (EBIT/Average Funds Employed)
15
10
5
0
12.3
12.6
June 03
June 02


Earnings Per Share before Goodwill Amortisation (cps)
50
40
30
20
10
0
41.2
41.4
↓ 0.5%
June 03
June 02


Sales Volume (000 tonnes)
2,000
1,500
1,000
500
0
1,984
1,626
↑ 22%
June 03
June 02


Earnings Per Share (cps)
40
30
20
10
0
36.9
38.2
↓ 3%
June 03
June 02

Note: All currency in this report is in Australian dollars.

PaperlinX

REVIEW OF THE YEAR

		PaperlinX Limited & Controlled Entities		
		12 months to Jun 2003	12 months to Jun 2002	% Increase
Sales Revenue	$m	3,617.8	2,960.6	22
Profit from Ordinary Activities before interest, income tax, amortisation and depreciation	$m	313.2	285.9	10
Profit from Ordinary Activities before interest & income tax	$m	230.9	213.1	8
Profit from Ordinary Activities before income tax	$m	190.4	176.9	8
Profit from Ordinary Activities after income tax	$m	132.1	123.0	7
Key Ratios				
Profit from Ordinary Activities before interest and income tax to average funds employed	%	12.3	12.6	
Return on average shareholders equity	%	9.3	10.0	
Net interest cover (times)	x	5.7	5.9	
Earnings per share before goodwill amortisation	cps	41.2	41.4	
Earnings per share	cps	36.9	38.2	
Dividend per share	cps	27.5	27.0	

PaperlinX has delivered another increased profit in the year to June 2003, with profit after income tax of $132.1 million, an increase of 7% over the prior year. This creditable result was achieved despite a continuation of subdued economic activity in all key regions resulting in weak demand.

The implementation of PaperlinX's strategy of growing its international merchanting business has resulted in 29% of earnings being generated outside of Australia compared to 16% in the prior year.

PaperlinX's results for 2003 include The Paper Company (formerly Bunzl Fine Paper). The prior year (to 30 June 2002) included businesses that have since been divested, namely Australian Paper Plantations, Amtrade, Edwards Dunlop and Commonwealth Paper.

Earnings have been impacted by weak international demand, strong competition, lower transaction prices for publication papers impacting on profit margins, and a sharply stronger Australian dollar. Profit before interest, income tax, depreciation and amortisation increased 10% to $313.2 million. Profit before interest and income tax rose 8% to $230.9 million.

PaperlinX has produced strong returns in a year in which the paper industry, along with most manufacturing and distribution industries, has faced extremely challenging economic conditions. Despite weak demand, PaperlinX has strengthened its position both operationally and financially.

Earnings per share has been affected in the short term by the impact of positioning the Company to take advantage of opportunities for growth.

PaperlinX's balance sheet and key financial ratios are exceptionally strong as the Company prepares itself to fund the proposed acquisition of Buhrmann's Paper Merchanting Division.

DIVIDEND

Directors have declared a final dividend of 14 cents per share, 50% franked at the tax rate of 30 cents in the dollar. The dividend will be mailed on 29 September 2003 to shareholders on record as of 8 September 2003 as being entitled to the dividend. It will be paid on the increased number of shares issued as a result of the proposed acquisition of Buhrmann's Paper Merchanting Division.

OPERATIONS

The following table shows, for PaperlinX Limited and controlled entities, Operating Profit from Ordinary Activities before income tax, sales revenue, and assets by industry and geographic segments for the year to 30 June 2003 and 30 June 2002.

	Operating Profit before Income Tax		Sales Revenue		Total Assets	
	Jun 2003	Jun 2002	Jun 2003	Jun 2002	Jun 2003	Jun 2002
	$m	$m	$m	$m	$m	$m
Industry Segments						
Merchanting [1] [3] [4] [6]	92.0	55.9	2,966.8	2,220.2	1,361.1	926.9
Communication Papers [1]	108.4	134.8	787.5	828.3	894.4	854.5
Packaging Papers [1]	53.9	43.2	275.6	285.4	296.5	283.7
Corporate and Other [1] [2] [4]	(23.4)	(20.8)	110.1	259.4	386.6	186.1
Operating profit from Ordinary Activities before interest & income tax	230.9	213.1				
Net Interest	(40.5)	(36.2)				
Profit before income tax	190.4	176.9				
Income tax expense	(58.3)	(53.9)				
Inter-segment Sales			(522.2)	(632.7)		
Unallocated Assets [4] (deferred tax assets)					40.2	37.5
Total:	132.1	123.0	3,617.8	2,960.6	2,978.8	2,288.7
Geographic Segments [2] [3] [4] [5] [6]						
Australia [1]	164.1	180.0	1,541.0	1,680.0	1,953.7	1,683.3
New Zealand [1]	8.2	10.2	222.2	221.5	100.2	96.1
North America [1]	18.3	19.7	898.3	931.0	366.6	404.9
Europe [1] [6]	37.9	0.0	867.2	15.8	467.7	2.9
Asia [1]	2.4	3.2	89.1	112.3	50.4	64.0
Operating profit from Ordinary Activities before interest & income tax	230.9	213.1				
Net Interest	(40.5)	(36.2)				
Profit before income tax	190.4	176.9				
Income tax expense	(58.3)	(53.9)				
Unallocated Assets (deferred tax assets)					40.2	37.5
Total:	132.1	123.0	3,617.8	2,960.6	2,978.8	2,288.7

(1) profit before interest and income tax;

(2) Includes Australian Paper Plantations for the period 01/07/01 to 31/08/01
Amtrade Australia and New Zealand for the period 01/07/01 to 15/10/01
Edwards Dunlop and Commonwealth Paper for the period 01/07/01 to 13/09/01

(3) Includes L.P. Turgeon from 1/4/02.

(4) 2001/02 details have been reallocated as follows:
- Merchanting Logistics from Corporate and Other to Merchanting Segments

(5) The geographic segments reflect PaperlinX's management structure – sales, profits and assets are shown in the country where the business is based.

(6) The Paper Company, UK and Ireland, consolidated from 01/07/02.

MERCHANTING

		12 mnths Jun 03	12 mnths Jun 02	Increase %
Sales Revenue	$m	2,966.8	2,220.2	34
Operating Profit Before Interest & Tax	$m	92.0	55.9	65
Sales Volume	'000 tonnes	1,477	1,090	36

PaperlinX's Merchanting business delivered a creditable result with sales increasing 34% to $3.0 billion and profit before interest and tax of $92.0 million, an increase of 65% over the prior period. Sales volumes increased 36% to 1.5 million tonnes. The most significant influence on the results was the addition of The Paper Company (formerly Bunzl Fine Paper). The stronger Australian dollar has had a negative translation impact on overseas earnings.

The Paper Company, which operates throughout the United Kingdom and Ireland, was acquired on 1 July 2002. Earnings before interest and tax of $38 million were 55% above the pro forma result in the prior year. The Paper Company continued to perform very well in challenging conditions, in line with our expectations.

Demand for printing and writing papers in Australia remained depressed throughout 2003. This resulted in intense competition, impacting on selling prices and profits. Despite this pressure, PaperlinX's Merchants were able to maintain volume and increase gross profit margins. However, the weaker general printing market in Australia resulted in profit before interest and tax being lower than in the prior year.

While sales volumes in New Zealand increased, margins and overall profit were affected by economic conditions, customer consolidation and low cost imports. The second half benefited from the restructuring of our two New Zealand businesses implemented in December 2002.

The North American market remained weak. Lower demand resulted in lower industry-wide volumes and selling prices were under intense pressure. Despite this, our merchants increased volume through their superior customer service, further strengthening our competitive position. Earnings before interest and tax in local currency in PaperlinX's North American operations were maintained at the same level as the prior year.

Market conditions remained difficult in Asia, impacting on earnings before interest and tax. A focus on profitable business areas and cost reductions has helped support margins.

Pacific Paper Marketing, PaperlinX's paper trading business, continued the strong performance seen in the first half, even though Asian demand remained weak.

PaperlinX's paper merchants are well placed to benefit from improvements in economic conditions leading to an increase in demand, which will flow through to improved paper prices and margins. The product offering, quality of service and customer focus, combined with the widest geographic spread of any paper merchant, make PaperlinX's offering unique.

PaperlinX has paper merchanting operations in Australia, New Zealand, USA, Canada, Singapore, Hong Kong, Malaysia, United Kingdom and Ireland. The paper trading business sells paper in over 40 countries.

PaperlinX

825061

AUSTRALIAN PAPER - COMMUNICATION PAPERS

		12 mnths Jun 03	12 mnths Jun 02	Increase / (Decrease) %
Sales Revenue	$m	787.5	828.3	(5)
Operating Profit Before Interest & Tax	$m	108.4	134.8	(20)
Sales Volume	'000 tonnes	509	518	(2)
• Australia/New Zealand	%	81	80	

The challenging conditions experienced by Australian Paper's Communication Papers business in the first half continued in the second half. Earnings were impacted by lower demand and reduced selling prices and the stronger Australian dollar on translation of export revenue. Profit before interest and tax was $108.4 million compared to $134.8 million in the prior revenue period.

The seasonal increase in exports in the second half was adversely impacted by a sharply higher Australian dollar, reducing revenue. Overall export volumes for the year were down slightly, in line with the small decline in overall sales volumes. Sales outside of Australia and New Zealand were 19% of sales volumes (25% in second half) reflecting minimal down time taken on paper machines.

In the Australian printing and publishing market, sales volumes to the larger web printers remained strong, although market pressures resulted in lower average selling prices. Office papers also experienced pressure on selling prices from imports due to the higher Australian dollar, reducing margins.

The cost of imported pulp, used to supplement Australian Paper's own manufactured pulp was volatile through the year. The prior year had seen the benefit of purchasing a quantity of pulp at the bottom of the cycle which was not replicated in 2003.

Australian Paper's manufacturing operations all performed well, achieving lower production costs (excluding pulp) at all operations.

All sites were re-certified for ISO 14001 environmental certification.

Communication Papers are manufactured at four paper mills in Australia and are used in printing, office and home applications.

AUSTRALIAN PAPER - PACKAGING PAPERS

		12 mnths Jun 03	12 mnths Jun 02	Increase/ (Decrease) %
Sales Revenue	$m	275.6	285.4	(3)
Operating Profit Before Interest & Tax	$m	53.9	43.2	25
Sales Volume	'000 tonnes	336	357	(6)
• Australia/New Zealand	%	84	77	

Australian Paper's Packaging Papers business had a strong second half to produce profit before interest and tax for the year of $53.9 million, up 25% over the prior year.

While overall volumes were down, the combination of a favourable product mix and higher average selling prices resulted in an improved margin and profit. This has been achieved in the face of weak Asian demand and prices for exports and the prolonged drought in Australia which has impacted on demand for sack and bag papers.

For the year, 16% of sales volume was outside Australia and New Zealand, compared with 23% in the prior year.

During the year, Maryvale 1 machine, which makes bag and sack papers, was modified to make semi-extensible ('elastic') sack kraft paper to meet current and projected market demand. The project was completed within budget, and product has received positive customer support.

CORPORATE & OTHER

		12 mnths Jun 03	12 mnths Jun 02	Increase / (Decrease) %
Sales Revenue	$m	110.1	259.4	(58)
Operating Profit Before Interest & Tax	$m	(23.4)	(20.8)	(13)

Corporate and Other includes the stationery and envelopes business as well as the corporate expenses of PaperlinX. The 12 months to June 2002 included sales of $134 million and profit before interest and tax of $3.3 million for the businesses that have now been divested, namely Australian Paper Plantations, Edwards Dunlop, Commonwealth Paper and Amtrade.

The stationery and envelopes business implemented a restructure program which improved earnings.

Corporate overhead costs are at a similar level to last year.

During the year PaperlinX successfully implemented a new transaction and management control computer system for its Australian operations which will deliver benefits in logistics and supply chain management. This state-of-the-art system was completed on time and within budget.

FINANCIAL POSITION

In July/August 2002, PaperlinX issued 36 million shares to institutional and existing shareholders to partially fund the acquisition of The Paper Company (formerly Bunzl Fine Paper). The balance of the acquisition price was met from existing debt facilities.

In October 2002, PaperlinX established a syndicated USD400 million multi-currency bank debt facility, with terms ranging from three to five years, replacing the previous Australian debt facility.

To utilise additional cash that had been generated by reduced working capital and beyond the needs of PaperlinX at the time, an on-market share buy back was announced in December 2002. Due to the subsequent conditional agreement to purchase Buhrmann NV's Paper Merchanting Division, this buy back was halted, with 1,750,456 shares having been purchased.

PaperlinX

In June 2003, PaperlinX announced a conditional agreement to purchase the paper merchanting division of Buhrmann NV based in Europe. As a part of the funding for this acquisition, $239 million was raised through an institutional placement of approximately 54 million shares. The balance of the acquisition cost will be funded by a combination of the share purchase plan to existing shareholders and debt. Due diligence and negotiation of legal agreements are well progressed on the proposed acquisition.

As a consequence of the institutional share placement at the end of the financial year, PaperlinX's balance sheet ratios were exceptionally strong, with debt to debt plus equity of 8%. Without the institutional placement, this ratio would have still been very strong at 23%.

STATEMENT OF FINANCIAL POSITION

		PAPERLINX LIMITED AND CONTROLLED ENTITIES	
		June 2003	June 2002
Current Assets	$m	1,606.9	1,001.9
Non current assets	$m	1,371.9	1,286.8
Total Assets	$m	2,978.8	2,288.7
Current Liabilities	$m	566.6	501.9
Non Current Liabilities	$m	766.0	573.7
Total Liabilities	$m	1,332.6	1,075.6
Shareholders Equity	$m	1,646.2	1,213.1
Key Balance Sheet Ratios			
Net Debt	$m	144.4	331.5
Net debt to net debt and shareholders equity	%	8.1	21.5
Net debt to shareholders equity	%	8.8	27.3
Net tangible assets per share	$	3.30	3.11

STATEMENT OF FINANCIAL PERFORMANCE

	PAPERLINX LIMITED AND CONTROLLED ENTITIES	
	12 months ended 30 June	
	2003 $m	2002 $m
SALES REVENUE	3,617.8	2,960.6
Operating Profit from Ordinary Activities before depreciation, amortisation, interest and income tax	313.2	285.9
Depreciation and amortisation	(82.3)	(72.8)
Operating Profit from Ordinary Activities before interest and income tax	230.9	213.1
Net Interest Expense	(40.5)	(36.2)
Operating profit from Ordinary Activities before income tax	190.4	176.9
Income tax expense on Operating profit	(58.3)	(53.9)
OPERATING PROFIT/(LOSS)	132.1	123.0

PaperlinX

825061

CONCLUSION

PaperlinX has achieved smooth and rapid integration of its acquisitions, despite the difficult market conditions in all operating regions over the past year. All of PaperlinX's businesses performed creditably under challenging circumstances, building on their market positions.

While costs are always a focus, PaperlinX has embarked on a new profit improvement program aimed to ensure that costs are minimised in order that the Group will continue to generate returns for its shareholders above the cost of capital, even if the current market conditions persist.

A great deal of economic uncertainty persists near term. PaperlinX is well positioned to take advantage of any improvement in activity and looks forward to the future with confidence.

For further information, please contact:

Mr Ian Wightwick
Managing Director
PaperlinX Limited
Ph: (03) 8540 2222

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: (03) 8540 2305
Ph: (0419) 838 059

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph: (03) 8540 2302
Ph: (0407) 512 521

Editors Note:

PaperlinX is a leading international paper merchant, with businesses in Australia, New Zealand, Asia, North America, the United Kingdom and Ireland. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers.

PaperlinX

Final Results 2002 / 2003

August 2003

PaperlinX

825061

Disclaimer

Forward looking Statements:

Certain statements in this release relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Introduction

- PaperlinX - Delivering strong profit performance relative to peers
- PaperlinX - Delivering growth in line with strategic vision

Economic Background

- Continuing weak global economic activity
- Business confidence remains low
- Corporate sector focus on internal cost reductions
- Discretionary expenditure on promotion and advertising remain subdued
- Currency volatility exacerbates uncertainty
- No pick-up in demand for fine papers, competition remains fierce and prices remain under pressure

Result Summary 2002 / 2003

- ✓ Creditable growth in reported profit
- ✓ Market position enhanced in all regions
- ✓ Benefits of business mix and focus
- ✓ Improved total shareholder return
- ✓ Excellent performances from acquired businesses
- ✓ Smooth integration of acquisitions
- ✓ Well positioned to take advantage of future economic recovery
- ✓ Clear strategic growth plan continues to be implemented

Financial Highlights 2002 / 2003

- ✓ Revenue of $ 3,618m ⇧ 22%
- ✓ Profit before tax of $190m ⇧ 8%
- ✓ Net profit after tax of $132m ⇧ 7%
- ✓ Return on average funds employed of 12.3%
- ✓ Earnings per share of 36.9 cents ⇩ 3% on higher capital base

Financial Highlights 2002 / 2003

- ✓ Final dividend of 14 cents per share, 50% franked, bringing the total for the year to 27.5 cents per share
- ✓ Share price down 6%, market capitalisation up 20%, share market liquidity significantly improved, and positive total shareholder return

Operational Highlights 2002 / 2003

- ✓ Successful acquisition and integration of The Paper Company, producing returns in line with initial expectations
- ✓ New transaction and management control system successfully implemented
- ✓ Restructuring of NZ paper merchants
- ✓ Placement of $175m stock (36 million shares) in July 2002
- ✓ Placement of $239m stock (54 million shares) in June 2003
- ✓ Share Purchase Plan accepted by 41% of shareholders in August 2003
- ✓ Announced offer for Buhrmann's Paper Merchanting Division, Europe's largest paper merchant

Key Results - Operating Earnings


Profit Before Tax
8%
$m
200
150
100
50
0
June '00
June '01
June '02
June '03

June 00*:	$120.5 million
June 01:	$157.5 million
June 02:	$176.9 million
June 03:	$190.4 million

**proforma*

Key Variances:

- Weak international economies
- Benefit of acquisitions
- Lower international paper prices impact on profit margins
- Stronger Australian dollar impacts on domestic prices, export receipts and translation of overseas earnings

PaperlinX

Key Financial Statistics

		June 2003	June 2002		
Profit Before Interest, Income Tax, Depreciation And Amortisation	$m	313.2	285.9	↑	10%
Profit Before Interest And Income Tax	$m	230.9	213.1	↑	8%
Profit Before Income Tax	$m	190.4	176.9	↑	8%
Profit After Tax, Before Goodwill Amortisation	$m	147.7	133.4	↑	11%
Profit After Tax	$m	132.1	123.0	↑	7%
Earnings Per Share, Before Goodwill Amortisation	cps	41.2	41.4	↓	0.5%
Earnings Per Share	cps	36.9	38.2	↓	3%
Return On Average Shareholders Equity	%	9.3	10.0		
Net Interest Cover	X	5.7	5.9		
PBITA / Average Funds Employed	%	13.1	13.2		
PBIT / Average Funds Employed	%	12.3	12.6		

Financial Summary

		June 2003	June 2002
Dividend	cps	27.5	27.0
Dividend Franking	%	50	87
Capital Expenditure (excluding acquisitions)	$m	64	66
Capital Expenditure (including acquisitions)	$m	391	90
Net Tangible Assets per Share	$	3.30	3.11
Shareholders Equity (30 June)	$m	1,646	1,213
Net Debt	$m	144	332
Net Debt / Equity	%	8.8	27.3
Net Debt / Net Debt & Equity	%	8.1	21.5
Cash Flow from Operations	$m	234	339

Other / Financial

		12 months Jun 03	12 months Jun 02	Change %
Sales Revenue	$m	110	259	(58)
Profit Before Interest & Tax	$m	(23)	(21)	(12)

- Increased contribution from Spicers Stationery and Envelopes
- Earnings from divested business of $3m in prior year
- Corporate costs similar to last year

Australian Paper - Communication Papers

		12 months Jun 03	12 months Jun 02	Change %
Sales Revenue	$m	788	828	(5)
Profit Before Interest & Tax	$m	108	135	(20)
Sales Volume	'000 tonnes	509	518	(2)
- Australia / New Zealand	%	81	80	



'000 tonnes
SALES VOLUME
600
500
400
300
200
100
0
Jun'00
Jun'01
Jun'02
Jun '03



$m
PBIT
20%
140
120
100
80
60
40
20
0
Jun '00
Jun '01
Jun '02
Jun '03

PaperlinX

Australian Paper - Communication Papers

- Challenging market conditions persisted through the year
- Weak demand for all papers
- Export receipts and domestic prices impacted by stronger Australian dollar
- Continuing focus on operational excellence lowered operating costs
- All sites re-certified for ISO14001 environmental accreditation
- REFLEX™ retains position as Australasia's leading copy paper

Australian Paper - Packaging Papers

		12 months Jun 03	12 months Jun 02	Change %
Sales Revenue	$m	276	285	(3)
Profit Before Interest & Tax	$m	54	43	25
Sales Volume	'000 tonnes	336	357	(6)
• Australia / New Zealand	%	84	77	



'000 tonnes
SALES VOLUME
6%
400
300
200
100
0
Jun '00
Jun '01
Jun '02
Jun '03
One-off sale of inventory



$m
PBIT
25%
70
60
50
40
30
20
10
0
Jun '00
Jun '01
Jun '02
Jun '03

PaperlinX

Australian Paper - Packaging Papers

- Better product mix improved margins
- Increased Australian selling prices
- Weak export markets remain due to Asian economic situation
- Drought impact on sack and bag papers
- Semi-extensible unit completed on schedule

Paper Merchanting

		12 months Jun 03	12 months Jun 02	Change %
Sales Revenue	$m	2,967	2,220	34
Profit Before Interest & Tax	$m	92	56	65
Sales Volume	'000 tonnes	1,477	1,090	36



'000 tonnes
SALES VOLUME
36%
1600
1400
1200
1000
800
600
400
200
0
Jun' 00
Jun-01
Jun '02
Jun '03



$m
PBIT
65 %
100
90
80
70
60
50
40
30
20
10
0
Jun '00
Jun '01
Jun '02
Jun '03

Paper Merchanting

Australia

- Depressed demand for printing and writing papers
- Intense competition impacted selling prices and profits
- Volumes and gross margins maintained
- Returns improved

New Zealand

- Economic conditions impacted on profits and margins
- Business restructuring to enhance efficiency and position for market consolidation

Paper Merchanting

Asia

- Weak economic conditions have continued
- Focus on profitable business enhanced returns

North America

- Weak economic conditions impacted industry wide paper demand
- Increased market share and volume
- Earnings translation impact - local currency earnings maintained
- Enhanced competitive position

Paper Merchanting

UK & Ireland

- Strong performance from The Paper Company (acquired 1 July 2002)
- Returns in line with expectations
- Ireland market has been impacted by global slow down but UK market stronger than continental Europe
- Successful integration into PaperlinX

Australian Paper - Paper Manufacturing Strategy

- Maintain position as Australia's leading paper manufacturer
  - White communication papers (excluding newsprint)
  - High performance brown packaging papers
- Focus on costs and competitiveness
- Pulp upgrade and expansion feasibility study
- Maximise supply to Australia and New Zealand
- Leverage supply chain initiatives
- Export excess production

Paper Merchanting Strategy

- Continue to develop existing businesses
- Continue to grow merchanting in North America and Europe
- Systems enhancements to improve service offering
- Leveraging our strong global supplier relationships

Offer for Buhrmann's Merchanting Division

- Conditional agreement announced 18 June 2003
- Institutional placement $239m, completed June 2003
- Share purchase plan: 41% of shareholders accepted
- Due diligence and legal documentation well advanced
- Approvals required from competition authorities and Buhrmann shareholders
- Completion approx 6-8 weeks after signing Sale and Purchase Agreement

Business Outlook

- Uncertain economic outlook
- Pulp prices easing
- Near term upside dependent upon strengthening economies over next 12 months
- Intense focus on operating costs continues
- Continuing to deliver strong performance for shareholders
- Continuing to deliver growth in line with strategic vision

Financial History (incl proforma history)

EBITA - $m



$300
$250
$200
$150
$100
$115
$108
$145
$158
$206
$224
$247
1997
1998
1999
2000
2001
2002
2003

EBITA/Funds employed



14.0%
12.0%
10.0%
8.0%
6.0%
8.3%
8.1%
9.9%
10.6%
12.1%
13.2%
13.1%
1997
1998
1999
2000
2001
2002
2003

EBIT - $m



$250
$200
$150
$100
$114
$107
$144
$157
$200
$213
$231
1997
1998
1999
2000
2001
2002
2003

EBIT/Funds employed



14.0%
12.0%
10.0%
8.0%
6.0%
8.2%
8.0%
9.8%
10.5%
11.8%
12.6%
12.3%
1997
1998
1999
2000
2001
2002
2003

PaperlinX

PaperlinX

325061

Capital Group℠
Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

11 August 2003

BY FAX - ORIGINAL IN POST
(61 3 8540 2280)

PaperlinX Limited
307 Ferntree Gully Road
Mount Waverly
Victoria 3149 Australia

Re: Notice of Interests of Substantial Shareholder under Section 671B

Corporate Secretary:

Enclosed is a Form 603 dated 08 August 2003. Please note that a copy of this report has been sent to the Australian Stock Exchange.

The Capital Group Companies, Inc. ("CGC") is the parent company of Capital Research and Management Company ("CRMC"). CRMC is a U.S.-based investment management company that manages The American Funds Group of mutual funds. CGC is also the parent company of Capital Group International, Inc. ("CGII"), which in turn is the parent company of five investment management companies: Capital Guardian Trust Company, Capital International, Inc., Capital International Limited, Capital International S.A. and Capital International K.K. Each of these investment management companies acts separately from the others and from CGC in exercising investment discretion over its managed accounts.

Neither CGC nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 603 are owned by accounts under the discretionary investment management of one or more of the investment management companies described above.

For the purposes of this Notice an outstanding share balance of 411,363,200 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

825061

Should you have questions or require additional information, please contact Inmo Khang or Gina Martinez at (213)452-0469, or send a fax message to (213)486-9698. Alternatively, you may contact us via E-mail at NonUSReporting@capgroup.com.

Regards,

David Gaw
Compliance Consultant

825061

FORM 603

Section 671B

Corporations Law
NOTICE OF INITIAL SUBSTANTIAL SHAREHOLDER
UNDER SECTION 671B

To: PaperlinX Limited
(A.C.N.70 005 146 350)

Take notice that The Capital Group Companies, Inc. (A.C.N. n/a) of 333 South Hope St., Los Angeles, California 90071 on 8 August 2003, became a substantial shareholder.

1. Particulars of the voting shares in which that substantial shareholder or an associate had a relevant interest or relevant interests at that date are set out below in respect of each holder of a relevant interest:

(a) Name and address of holder:

The shares being reported under this section are owned by accounts under the discretionary investment management of 3 investment management companies (Capital Research and Management Company, Capital International, Inc., and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

(b) Number and description of voting shares of each class of shares in the company in which relevant interest is held:

21,043,192 shares

(c) The name and address of each person registered as holder of any of the voting shares in which the relevant interest is held and particulars of the shares in respect of which each of those persons is registered holder:

See Annexure "A" dated 8 August 2003 (copy attached)

(d) The name and address of each person entitled to become registered as holder of any of the voting shares in which the relevant interest is held and particulars of the shares in respect of which each of those persons is entitled to become a registered holder:

None

(e) The date of each acquisition of a relevant interest within the previous four months and the number of voting shares of each class of shares in the company acquired at that date, if any:

Approximately 75 transactions have taken place in PaperlinX Limited in the last four months on behalf of the above-mentioned clients. A 2 page report detailing these transactions can be provided if required by contacting Gina Martinez or Greg Dickinson Tel: 213-615-0469. Alternatively you may send an email to GRGroup@capgroup.com.

(f) The valuable consideration for each acquisition in the previous four months, including the nature of any part that did not consist of money:

Approximately 75 transactions have taken place in PaperlinX Limited in the last four months on behalf of the above-mentioned clients. A 2 page report detailing these transactions can be provided if required by contacting Gina Martinez or Greg Dickinson Tel: 213-615-0469. Alternatively you may send an email to GRGroup@capgroup.com.

2. (a) The total number of voting shares of each class of shares in the company in which the substantial shareholder and his or her associates hold relevant interests is:

21,043,192 shares

(b) The numbers of voting shares of each class of shares in the company specified in accordance with paragraph (a) are the following percentages of the total numbers of voting shares of those classes:

5.12%

3. The reasons why a person named in paragraph 1 is considered an associate for the purposes of Division 2 of Part 1.2 are as follows:

The companies (Capital Research and Management Company, Capital International, Inc., and Capital Guardian Trust Company) referred to in paragraph 1(a) are wholly owned direct or indirect subsidiaries of The Capital Group Companies, Inc.

4. Particulars of any contract, scheme, arrangement or other circumstance by reason of which the substantial shareholder or an associate, as the case may be, acquired the relevant interest or relevant interests referred to above (exclude particulars relating to interest acquired more than 12 months previously, where the holder has, throughout the period of 12 months immediately before the date of the notice, been the registered shareholder of those shares) are as follows:

The companies referred to in clause 3 above, acting as discretionary managers, acquired the shares under the terms of the relevant discretionary management contracts.

5. Particulars of the nature of the relevant interest or relevant interests are as follows:

The shares are held as part of an investment portfolio.

6. Particulars of any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers of those shares are as follows:

In some cases, the clients of the investment management companies have requested that the investment management companies vote portfolio securities on their behalf. Other clients choose to retain the voting control of their portfolio securities (thus taking all the voting power away from the investment management companies).

7. Particulars of any additional benefit that any person from whom a relevant interest was acquired has, or may, become entitled to receive, whether on the happening of a contingency or not, in relation to that acquisition, other than the valuable consideration mentioned in paragraph 1, are as follows:

None

825061

Dated 11 August 2003

The Capital Group Companies, Inc.

By: ______________________
(Signature)

Liliane Corzo
Counsel

DIRECTIONS

1. This form must contain particulars of relevant interests held by a person or his or her associates at the date on which that person became a substantial shareholder. Notice of any subsequent change in those particular must be given, if required, in additional notice in accordance with Form 603, 604 or 605, prescribed under Section 671B, as the case requires.

2. For the purposes of completing this form, where the voting shares of a company are not divided into 2 or more classes, those shares must be taken to be a class.

3. Where there is insufficient space on this form to furnish the required information, the information is to be shown in a separate annexure.

4. Requirements relating to annexures are set out in regulation 1.06.

825061

Annexure "A"

This is the Annexure of 3 pages marked Annexure "A" referred to in Form 603 signed by this corporation dated 8 August 2003.

The Capital Group Companies, Inc.

By: ______________________

Liliane Corzo
Counsel

825061

Australia Annexure
PaperlinX Limited
8 August 2003

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000600	839,291	
	44003300	40,577	
	44044600	11,547	
	44255600	220,136	
	44278400	41,136	
	44468600	48,200	
	44800300	11,500	
		1,212,389	
Capital International, Inc.	46420000	42,244	
	46422100	114,858	
	46460000	351,370	
	46460400	133,281	
	46484000	3,756,627	
		4,398,380	
Capital Research and Management Company	11000012	15,432,423	
		15,432,423	
GRAND TOTAL		**21,043,192**	**5.12%**

825061

Nominee List
PaperlinX Limited
8 August 2003

Nominee Name

ANZ Nominees
Level 25, Collins Street
GPO Box 2842 AA
Melbourne 3001 VIC

44278400	41,136
Total Shares:	41,136

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

44000600	839,291
44003300	40,577
11000012	15,432,423
44255600	220,138
46484000	3,756,627
46422100	114,858
Total Shares:	20,403,914

Chase Manhattan Nominee Ltd.
Australia

44468600	48,200
Total Shares:	48,200

Westpac Banking Corp

46460000	351,370
Total Shares:	351,370

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

44044600	11,547
46420000	42,244
46460400	133,281
44800300	11,500
Total Shares:	198,572

Paperlinx

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

825061

NEWS RELEASE

PRESS RELEASE

Thursday, 7 August 2003

RELEASE OF ANNUAL RESULTS FOR 2003

PaperlinX will be releasing its earnings report for the financial year ended 30 June 2003 on 14 August 2003.

There will be a live web cast of the management presentation from 2.00pm available on www.paperlinx.com.au, and an archived copy available from approximately 4:00pm.

For further information, please contact:

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Editors Note:
PaperlinX is a leading international paper merchant, with businesses in Australia, New Zealand, Asia, North America, the United Kingdom and Ireland. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers.

ING

ING Australia Holdings Limited
ACN 008 459 596

GPO Box 3938 Sydney 2001
DX 10110 S.S.E.

347 Kent Street
Sydney NSW 2000

Telephone (02) 9234 8111
Facsimile (02) 9299 1446

825061

16 July 2003

The Secretary
Paperlinx Limited
307 Ferntree Gully Road
MOUNT WAVERLEY VIC 3149

Fax: 03 8540 2255

Dear Sir

Enclosed please find Form 605 notice of ceasing to be a Substantial Shareholder.

Yours faithfully

S.S. Rouvray
Secretary

825061

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme Paperlinx Limited

ACN/ARSN

1. Details of substantial holder(1)

Name ING Australia Holdings Limited

ACN/ARSN (if applicable) 008 459 596

The holder ceased to be a substantial holder on 02 /07 /2003

The previous notice was given to the company on 26 /06 /2003

The previous notice was dated 04 /07 /2003

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
	Refer Annexure	C			

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
	Level 2 347 Kent Street Sydney NSW

Signature

print name S S ROUVRAY capacity SECRETARY

sign here [signature] date 16/ 07 /2003

325061

ANNEXURE "C"			
Holder of Relevant Interest	Date of acquisition Sale	Ordinary Shares Purchased (Sold)	Condsideration
ING LIFE	7/07/2003	-8473	37912.51
ING LIFE	8/07/2003	-9227	41289.97
ING LIFE	7/07/2003	-22547	100886.74
ING LIFE	8/07/2003	-24553	109872.41
ING LIFE	7/07/2003	-100958	451737.42
ING LIFE	8/07/2003	-118461	530102.03
ING LIFE	7/07/2003	-23839	106667.81
ING LIFE	8/07/2003	-40000	178996.3
INGIM	7/07/2003	-20536	91888.51
INGIM	8/07/2003	-22364	100076.84
INGIM	7/07/2003	-4165	18636.33
INGIM	8/07/2003	-4535	20293.7
INGIM	7/07/2003	-5026	22488.88
INGIM	8/07/2003	-5474	24495.64
INGIM	7/07/2003	-1867	8353.91
INGIM	8/07/2003	-2033	9097.5
INGIM	7/07/2003	-2154	9638.09
INGIM	8/07/2003	-10000	44749.08
INGIM	7/07/2003	-38488	172223.51
INGIM	8/07/2003	-41912	187561.72
INGFM	7/07/2003	-75109	336025.35
INGFM	8/07/2003	-81791	366007.16
ANZMI	7/07/2003	-3160	14139.44
ANZMI	8/07/2003	-3440	15393.68
ANZMI	8/07/2003	-300	1342.47
ANZMI	8/07/2003	-600	2684.95
ANZMI	7/07/2003	-1292	5781.06
ANZMI	8/07/2003	-1408	6300.67
ANZMI	8/07/2003	-600	2684.95
ANZMI	7/07/2003	-7324	32771.3
ANZMI	8/07/2003	-7976	35691.86
ANZMI	4/07/2003	7200	32392.66

This is the annexure marked "C" 2 of 2 pages referred to in form 605 notice of cessation of being a substantial shareholder signed by me on: 16-07-03

S.S. Rouvray
Secretary

695K shares -

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

825061

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

PaperlinX Limited

ACN, ARBN or ARSN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000 3,100
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	15,000 - $3.50 3,100 - $4.12
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued following the exercise of options by employee pursuant to the PaperlinX Employee Share / Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 July 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	411,381,258	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,504,500	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35	☐	The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders
36	☐	A distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over
37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now **Example: In the case of restricted securities, end of restriction period** (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

825061

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 July 2003
(Company Secretary)

Print name: Richard Hobson

== == == == ==

+ See chapter 19 for defined terms.

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

11 July 2003

S25061

NEWS RELEASE

PRESS RELEASE

COMMENTS ON BROKER FORECASTS

PaperlinX has become aware of a range of earnings per share forecasts by analysts arising from the conditional offer by PaperlinX to purchase Buhrmann's Paper Merchanting Division. In a small number of cases, analysts have diluted earnings per share for the institutional capital raising completed on June 19, without including any earnings from the business to be acquired with the funds.

"This is a transitory position that does not reflect any of the final outcomes that could arise from this negotiation," said Managing Director of PaperlinX, Mr Ian Wightwick commenting on the forecasts. "We are concerned to make sure that our shareholders, particularly our retail shareholders who may not have access to the full research explanation behind these numbers, are not misled into believing that the purchase of Buhrmann's Paper Merchanting Division will dilute earnings. When we announced the offer on June 18, we said that it was:

- Estimated to increase PaperlinX's earnings per share by between 5% to 10% in the first full year based on estimated 2003 results.
- Earnings per share estimated to increase by at least 40% on 2003 earnings in year 3

This remains our view."

For further information, please contact:

Mr Ian Wightwick
Managing Director
PaperlinX Limited
Ph: +61 (3) 8540 2222

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 407 512 521

Editors Note:
PaperlinX is a leading international paper merchant, with businesses in Australia, New Zealand, Asia, North America, the United Kingdom and Ireland. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers.

PaperlinX Limited ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia

THE OFFICE OF THE CHAIRMAN

825061

4 July 2003

Dear Shareholder

Share Purchase Plan Offer in conjunction with
PaperlinX's expansion into Europe

The Offer

We are pleased to offer PaperlinX's existing shareholders the opportunity to participate in a share purchase plan (***SPP***) by subscribing for up to 1,120 new fully paid ordinary shares at $4.46 in PaperlinX Limited (***SPP Shares***) without incurring brokerage or other transaction costs. Once issued, the SPP Shares will be identical to other ordinary shares and will be entitled to the final dividend for the 30 June 2003 year. Details of the terms of this offer and how you can participate are set out in this letter.

Proposed Acquisition of European Paper Merchanting Business

On 18 June 2003, PaperlinX announced it had signed a Heads of Agreement to acquire the Paper Merchanting Division of Buhrmann NV for €746 million (approximately A$1.3 billion).

This is a major strategic initiative by PaperlinX, in line with our stated strategy of developing a leading international fine paper merchanting business. We believe that it is an excellent move and follows a great deal of analysis, over a long period of time, of the opportunities available to us to grow PaperlinX's merchanting business. This acquisition will create the first multi-continent fine paper merchant with operations across Australasia, Asia, Europe and North America.

Some highlights of the transaction are:

- Buhrmann's Paper Merchanting Division is Europe's largest fine paper merchant with operations in 22 countries, employing over 5,000 people;
- Annual sales are approximately €3 billion (approximately A$5.4 billion), comprising 2.4 million tonnes of paper;
- The acquisition is estimated* to increase PaperlinX's earnings per share by between 5% to 10% in the first full year based on estimated 2003 results;
- PaperlinX's earnings per share are estimated* to increase by at least 40% on 2003 earnings in the third year after the acquisition;
- We are estimating* a 15% return on funds invested by the end of the third year after the acquisition; and
- The purchase price multiple is 7.5 times the average EBITA earnings of Buhrmann's Paper Merchanting Division over the last three years. This compares favourably to other recent transactions in the sector.

The acquisition is to be funded by a combination of debt, an institutional equity placement (the ***Placement***) and this SPP. PaperlinX has already successfully raised approximately A$240 million pursuant to the Placement. The funding arrangements will ensure that the Company continues to maintain a strong balance sheet.

Completion of the transaction is subject to: further due diligence investigations; negotiation of a sale and purchase agreement; completion of Works Council consultation procedures; approval by Burhmann NV's shareholders; regulatory approvals; and other conditions. If the necessary approvals and clearances are not obtained or the further due diligence discloses any matters unsatisfactory to PaperlinX, the transaction will not proceed and the SPP offer (the subject of this letter) will be cancelled and withdrawn.

Further details of the proposed acquisition can be obtained on our website: www.paperlinx.com.au.

Eligibility

You are eligible to participate in the SPP if you were a holder of PaperlinX shares at the close of business on Friday, 20 June 2003 (the **Eligibility Date**) with a registered address in either Australia or New Zealand. The PaperlinX Board has determined that it is not practical for holders of Shares resident, or with registered addresses, in other jurisdictions to participate in the SPP.

Only one parcel of SPP Shares available to each registered holder

You may only apply for one parcel of SPP Shares. This is irrespective of how many times you appear on our share register and whether you receive more than one of these letters. Only you, as the person named on the share register may participate, regardless of whether you are holding the shares on behalf of others. To the extent that you hold shares on behalf of another person resident outside Australia or New Zealand, it is your responsibility to ensure that any acceptance is in compliance with all applicable foreign laws.

Participation optional

Participation in the SPP is entirely at your option. If you are in any doubt as to whether you should participate in the SPP or how such participation will affect you (including taxation implications), you should contact a professional adviser. We make no recommendations as to the desirability or otherwise of your participation in the SPP.

Withdrawal of SPP

As mentioned above, if for some reason PaperlinX does not proceed with the transaction, the SPP offer will be withdrawn and your application money (without interest) will be returned to you.

Purchase price

The purchase price for each share offered for issue under the SPP is **A$4.46** (***SPP Price***), which is the same price at which shares were issued to institutional investors under the Placement. This represents a discount of approximately 7% from the closing price of PaperlinX shares on Tuesday, 17 June 2003 (being the last trading day prior to the Placement).

You should note that the market price of shares may rise or fall between the date of this offer and the date when SPP Shares are allotted and issued to you. Any such change in the share price will not affect the SPP Price. This means that the SPP Price may be either higher or lower than the price of PaperlinX shares at the time the SPP Shares are issued and allotted to you.

SPP Shares entitled to final Dividend

SPP Shares will carry the right to receive the final dividend for the year ending 30 June 2003.

PaperlinX

No other transaction costs

No brokerage, commissions or other transaction costs are payable by shareholders in respect of the acquisition of SPP Shares.

Number of SPP Shares offered

If you are eligible to purchase SPP Shares, you may apply for a specified number of SPP Shares under one of the following alternative offers:

Offer	Number of SPP Shares offered	Total amount payable (number of Shares @ A$4.46 per Share)
Offer A	450 Shares	A$2,007.00
Offer B	675 Shares	A$3,010.50
Offer C	1,120 Shares	A$4,995.20

You must apply for a total number of SPP Shares as specified under Offer A, B or C. It is not possible to apply for a smaller or larger number of SPP Shares.

Maximum applications

The offer under the SPP needs to comply with the requirements of ASIC Class Order 02/831. Under those requirements, the maximum number of SPP Shares which may be applied for (namely, 1,120 SPP Shares under Offer C) applies irrespective of how many shares you hold on the Eligibility Date. This limit also applies irrespective of whether you hold shares in more than one account or in another capacity or receive more than one of these SPP offer letters.

PaperlinX reserves the right to reject any application for SPP Shares to the extent it considers that the application (whether alone or in conjunction with other applications) does not comply with these requirements.

Scaling-back of applications

The company reserves the right to scale-back applications if the aggregate value of SPP applications received by PaperlinX substantially exceeds its capital requirements.

If scaling-back does occur:

- all applications made under a relevant Offer category (ie; A, B or C) will be scaled-back in the same way; and
- PaperlinX will refund the excess application money (without interest).

Any determination by the Board in respect of any scaling back will be final.

Non-renounceable offer

The offer to purchase SPP Shares is non-renounceable. This means that you cannot transfer your right to purchase SPP Shares under the offer to anyone else.

Ranking of Shares

All SPP Shares once issued will rank equally with existing shares and will accordingly carry the same voting rights, dividend rights and other entitlements as existing shares.

Binding terms

By accepting the offer to purchase SPP Shares, you agree to be bound by these terms and conditions and PaperlinX's Constitution.

PaperlinX

How to apply for SPP Shares

If you would like to apply for SPP Shares, please complete the enclosed Application Form and return it, together with your cheque made payable to "PaperlinX SPP Account", in the enclosed reply paid envelope. Do not forward cash. Receipts for payment will not be issued. Cheques will only be accepted if they are drawn in Australian currency on an Australian financial institution.

Applications may only be made in one of the designated amounts set out in the Application Form. If the amount of the cheque tendered with the Application Form is not one of the designated amounts, PaperlinX reserves the right to return the Application Form and not allot any SPP Shares to you. All excess application money will be refunded (without interest).

Applications must be received by 5:00pm on Friday, 8 August 2003. Applications received after that time may not be accepted.

Subject to PaperlinX's right to cancel the SPP offer as mentioned above, applications and payments may not be withdrawn once PaperlinX has received them. Application money will not bear interest as against PaperlinX under any circumstances.

Anticipated issue and quotation dates

Subject to the SPP not being cancelled and withdrawn, SPP Shares are expected to be issued and quoted on the ASX in mid to late August 2003. You will then receive a holding statement confirming the number of shares that have been issued to you.

Suspension, termination, anomalies and disputes

PaperlinX may determine in any manner it thinks fit, any difficulties, anomalies or disputes which may arise in connection with or by reason of the operation of the SPP whether generally or in relation to any participant, or application, or SPP Shares and the determination of PaperlinX will be conclusive and binding on all participants and other persons to whom the determination relates.

PaperlinX also reserves the right to waive strict compliance with any provision of these terms and conditions, to amend or vary these terms and conditions and to suspend or terminate the SPP at any time. PaperlinX's rights may be exercised by the Board or any delegate of the Board.

If you have any questions in respect of the SPP, please contact our Share Registrar:

Computershare Investor Services Pty Limited

Telephone: 1800 232 867

Yours sincerely

David Meiklejohn

Chairman

The securities referred to in this letter have not and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States, or to or for the account or benefit of United States persons, in the absence of registration or an available exemption from registration.

This letter has been prepared for publication in Australia and New Zealand and may not be released elsewhere.

**Certain statements in this letter relate to the future. These are based on economic projections and our best estimates but, of course, circumstances change and we cannot guarantee the actual results, performance or achievements of PaperlinX or Buhrmann's Paper Merchanting Division.*

825061

PaperlinX Limited ABN 70 005 146 350
All correspondence to:
Share Registry
Level 12, 565 Bourke Street
Melbourne Victoria 3000
Australia
Enquiries (within Australia) 1800 232 867
(International) 61 3 9615 5973
Facsimile 61 3 9611 5710

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Holder Identification Number:	X0123456789
Entitlement Number:	xxx
Record Date:	Friday, 20 June 2003
Offer Closes:	Friday, 8 August 2003
Purchase Price:	A$4.46 per share

THIS DOCUMENT IS IMPORTANT. IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH IT, PLEASE CONTACT A PROFESSIONAL ADVISER.

A Share Purchase Plan Application

I/We wish to apply for the number of shares set out below in accordance with the terms of the PaperlinX Limited (*PaperlinX*) Share Purchase Plan (*SPP*).

DECLARATION AND ACKNOWLEDGMENTS

By forwarding a cheque and completing the Acceptance Slip below, you acknowledge that you have read and agreed to be bound by the terms and conditions of the SPP set out in the Chairman's letter dated 4 July 2003 and the Constitution of PaperlinX. You confirm that the total cost of all shares purchased by you (including through joint and beneficial holdings) does not exceed A$5,000. You also agree that the submission of the Acceptance Slip constitutes an irrevocable offer by you to PaperlinX to subscribe for shares on the applicable terms.

INSTRUCTIONS

- Payments must be made via cheque accompanying the Acceptance Slip
- Cash will not be accepted
- Please write your entitlement number on the back of your cheque
- Payment must be consistent with Offer A, B or C
- Please pin cheque to the acceptance slip. Do not staple.
- Cheques must be in Australian dollars and drawn on an Australian financial institution

To complete the Acceptance Slip, you must enter the number of shares for which you wish to apply (by marking the relevant box) and the amount of application money payable along with cheque details. Your application may be rejected if the amount of your cheque does not correspond with Offer A, B or C. Your cheque should be made payable to 'PaperlinX SPP Account' and crossed 'Not Negotiable'.

Acceptance slips and cheques must be actually received **no later than 5.00pm (Melbourne time) on 8th August 2003** at GPO Box 4768, Melbourne VIC 8060. A reply paid envelope is enclosed for shareholders in Australia. New Zealand holders will need to affix the appropriate postage.

PaperlinX may settle, in any matter it thinks fit, any disputes or anomalies which may arise in connection with the SPP, whether generally or in relation to any applicant. The decision of PaperlinX (including as to the number of shares allocated to you) will be conclusive and binding. If your application is rejected, or is accepted in part only, PaperlinX will refund the surplus application monies to you after the offer period closes. Interest will not be paid on the application monies refunded. All shares issued to you will be registered in the name and address shown above.

This offer is non-renounceable

Detach here and return Acceptance Slip and Cheque in the envelope provided

Pin cheque here. (Do not staple)

B Acceptance Slip X0123456789

No signature required

In case we need to contact you
BH (___) ________________
AH (___) ________________

Indicate your choice below by marking one box only.

☐ **Offer A** 450 Shares A$2,007.00 **or** ☐ **Offer B** 675 Shares A$3,010.50 **or** ☐ **Offer C** 1,120 Shares A$4,995.20

Record Cheque Details Below

Drawer ________ **BSB Number** ___-___ **Amount** A$ ____-__

Cheques to be made payable to 'PaperlinX SPP Account'.

ING

ING Australia Holdings Limited
ACN 008 459 596

GPO Box 3938 Sydney 2001
DX 10110 S.S.E.

347 Kent Street
Sydney NSW 2000

Telephone (02) 9234 8111
Facsimile (02) 9299 1446

S25061

4 July 2003

The Secretary
Paperlinx Limited
307 Ferntree Gully Road
MOUNT WAVERLEY VIC 3149

Fax: 03 8540 2255

Dear Sir

Enclosed please find Form 603 Initial Substantial Shareholder Notice.

Yours faithfully

S S Rouvray
Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Paperlinx Limited

ACN/ARSN:

1. Details of substantial holder (1)

Name: ING Australia Holdings Limited (and companies listed on Annexure A)

ACN/ARSN (if applicable): 008 459 596

The holder became a substantial holder on 26/06/2003

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ordinary shares	21122616	21122616	5.13%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Refer Annexure B		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Refer Annexure B			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Refer Annexure C				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	Related Bodies

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
	Refer Annexure B

Signature

print name S S ROUVRAY capacity SECRETARY

sign here [signature] date 04/ 07 /2003

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A

This is Annexure A of 5 pages
referred to in the Form 603 Notice
of Initial Substantial Holder signed
by me and dated 4 - 7 - 2003

Name: Steve Rouvray

Capacity: Company Secretary

Signature

Dated: 4-7-03

The address for each company listed below is 347 Kent Street, Sydney, NSW, unless otherwise stated.

COMPANY NAME	ACN
ING GROEP NV and each of its subsidiaries and controlled entities including the following companies:	
52 PHILLIP STREET PTY LTD	000 197 455
ABIFORM PTY LIMITED	003 981 771
ACT DIRECT INVESTMENT PTY LIMITED	003 318 330
ADVISOR INVESTMENT SERVICES LIMITED	009 585 255
ADVISER LENDING SERVICES PTY LIMITED (FORMERLY MERCANTILE MUTUAL LEASING PTY LIMITED)	009 860 057
AMFAS PTY LIMITED	005 720 427
ANZ GENERAL INSURANCE PTY LIMITED	072 892 365
ANZ INSAGE PTY LIMITED	099 665 648
ANZ LIFE ASSURANCE COMPANY LIMITED	008 425 652
ANZ MANAGED INVESTMENTS LIMITED	004 392 269
ARMSTRONG JONES LIFE ASSURANCE PTY LIMITED	004 885 849
ARMSTRONG JONES MANAGEMENT PTY LIMITED	008 947 840
ARMSTRONG JONES PORTFOLIO MANAGEMENT PTY LTD	008 900 409
ARMSTRONG JONES PROJECT MANAGEMENT PTY LTD	009 131 088
ARMSTRONG JONES PTY LTD	008 781 511
ATHELAS PTY LIMITED	008 638 622
TANDEM FINANCIAL ADVICE LIMITED	006 226 777
AUSTBROKERS HOLDINGS LIMITED	000 000 715

825061

COMPANY NAME	ACN
AUSTBROKERS INVESTMENTS PTY LIMITED	075 777 669
AUSTBROKERS PTY LIMITED	005 541 266
AUSTBROKERS UNDERWRITING SERVICES PTY LIMITED	084 808 819
AUSTPLANNERS ASSET MANAGEMENT PTY LIMITED	005 757 817
AUSTRALIAN COMMUNITY INSURANCE PTY LIMITED	003 243 589
AUSTRALIAN GENERAL INSURANCE PTY LIMITED	006 007 334
AUSTSERVICES PTY LIMITED	059 421 304
AUSVEST PORTFOLIO SERVICE PTY LIMITED	003 318 312
BLEAKLEYS LIMITED	002 102 356
CLERDEW PTY LIMITED	003 771 702
COVERFORCE PTY LIMITED	067 079 261
DAVIDSON HUGHES DEVELOPMENTS PTY LTD	005 752 910
DENARVAL PTY LTD	061 968 090
DE RUN SECURITIES PTY LTD	084 086 984
ING CORPORATE SERVICES PTY LIMITED	008 646 277
DOMAIN DEVELOPMENT PTY LIMITED	010 689 737
ERINBOA PTY LIMITED	003 860 231
FINANCIAL FACTS PTY LTD	006 501 293
FINANCIAL PLANNING HOTLINE PTY LIMITED	000 895 269
FINSURA INSURANCE MANAGEMENT SERVICES PTY LTD	003 315 651
FINANCIAL INVESTMENT NETWORK GROUP PTY LIMITED	003 790 609
HEINE ADMINISTRATION SERVICES PTY LIMITED	007 257 794
HEINE ASSET MANAGEMENT PTY LIMITED	072 656 798
HEINE COMPUTER SERVICES PTY LTD	006 819 727
HEINE FUNDS MANAGEMENT PTY LIMITED	061 851 983
HEINE MANAGEMENT PTY LIMITED	006 475 449
HEINE MORTGAGE ADMINISTRATION PTY LIMITED	077 516 995
HEINE MORTGAGE MANAGEMENT PTY LTD	006 784 032

COMPANY NAME	ACN
HEINE PROPERTY MANAGEMENT PTY LTD	006 874 639
HEINE SECURITIES PTY LIMITED	072 656 752
INDUSTRY RETIREMENT PTY LIMITED	004 585 086
ING ADMINISTRATION PTY LIMITED	008 947 831
ING AUSTRALIA HOLDINGS LIMITED	008 459 596
ING AUSTRALIA LIMITED	000 000 779
ING BANK (AUSTRALIA) LIMITED	000 893 292
ING BANK NV	
ING CUSTODIANS PTY LIMITED	008 508 496
ING FUNDS MANAGEMENT LIMITED	003 002 800
ING INDUSTRIAL CUSTODIAN PTY LTD	081 823 743
ING INVESTMENT MANAGEMENT LIMITED	003 731 959
ING LIFE AUSTRALIA HOLDINGS PTY LIMITED	099 145 552
ING LIFE HOLDINGS LIMITED	099 127 321
ING LIFE LIMITED	009 657 176
ING MANAGEMENT LIMITED	006 065 032
ING INSURANCE INTERNATIONAL BV	
ING OFFICE CUSTODIAN PTY LTD	090 814 645
ING PRIVATE CAPITAL PTY LIMITED	009 206 857
ING VERZEKERGINGEN NV	
INSURANCE BROKER HOTLINE PTY LTD	076 731 514
INTEGRATED NETWORKS PTY LIMITED	003 319 319
LYNX FINANCIAL SERVICES PTY LTD	004 937 704
M.A.F.G. PTY LIMITED	000 003 823
MERCANTILE EQUITIES PTY LIMITED	001 151 720
MERCANTILE MUTUAL FINANCIAL SERVICES PTY LIMITED	000 006 057
MERCANTILE MUTUAL INSURANCE (AUSTRALIA) LIMITED	000 456 799
MERCANTILE MUTUAL INSURANCE (N.S.W. WORKERS COMPENSATION) PTY LIMITED	003 069 403

825061

COMPANY NAME	ACN
MERCANTILE MUTUAL INSURANCE (S.A. WORKERS COMPENSATION) LIMITED	068 769 497
MERCANTILE MUTUAL INSURANCE (WORKERS COMPENSATION) LIMITED	000 007 072
MERCANTILE MUTUAL INSURANCE EQUITIES PTY LIMITED	001 160 809
MERCANTILE MUTUAL WORKSURE LIMITED	060 159 757
MML PROPERTIES PTY LIMITED	005 403 841
NAGATA PTY LTD	003 337 451
NNA PTY LIMITED	061 787 853
OPTIMIX INVESTMENT MANAGEMENT LIMITED	006 790 629
PACIFIC MUTUAL AUSTRALIA PTY LIMITED	009 093 109
PARTNERSHIP PLANNING BROKER SERVICES LIMITED	000 574 970
PARTNERSHIP PLANNING LIMITED	009 554 189
POSTBANK AUSTRALIA PTY LIMITED trustee for Postbank Equity Trust	008 647 185
PROSAFE INVESTMENTS PTY LIMITED	000 585 491
QBE MERCANTILE MUTUAL LIMITED	087 142 569
RETIREINVEST (NO. 2) PTY LIMITED	006 181 746
RETIREINVEST (NO. 3) PTY LIMITED	002 920 541
RETIREINVEST BRISBANE CITY PTY LIMITED	100 304 354
RETIREINVEST NOWRA PTY LIMITED	102 585 053
RETIREINVEST PTY LIMITED	001 774 125
RETIREINVEST SUBIACO PTY LIMITED	102 415 814
RI ROCKHAMPTON & GLADSTONE PTY LIMITED	104 125 895
STANLEY G. PLANTZOS INSURANCE BROKERS PTY LTD	000 613 221
SUPER CONCEPTS PTY LTD	007 437 907
SUPER SOLUTIONS PTY LTD	002 966 341
TRENORTH PTY LIMITED	006 732 243
UNION INVESTMENT COMPANY PTY LIMITED	004 084 879
VANDENBERGH FINANCIAL SERVICES PTY LIMITED	098 970 800

325061

COMPANY NAME	ACN
VENTURE CAPITAL PARTNERS (NOMINEES NO. 1) PTY LIMITED	082 834 900
VENTURE CAPITAL PARTNERS PTY LIMITED	079 575 689
WESTERN UNITED BENEFIT PLANNERS PTY LTD	009 153 397
WESTERN UNITED INSURANCE BROKERS (AUST) PTY LTD	004 848 060
WESTERN UNITED INSURANCE BROKERS (W.A.) PTY LTD	008 987 675
WESTERN UNITED INSURANCE BROKERS PTY LTD	007 698 062
WISE FINANCIAL SERVICES PTY LTD	003 608 268

825061

ANNEXURE "B"

HOLDER OF RELEVANT INTEREST	NATURE OF RELEVANT INTEREST	REGISTERED HOLDER OF SHARES	PERSON ENTITLED TO BE REGISTERED AS HOLDER	NUMBER OF ORDINARY SHARES	ASSOCIATION WITH SUBSTANTIAL SHAREHOLDER
INGIM	Investment Manager	AMP as Custodian for Workers Compensation	N/A	664,665	Related Company
ING LIFE	Beneficial Owner	ING LIFE	N/A	7,669,379	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Tax Effective Income Fund	N/A	749,650	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Active Growth Trust	N/A	123,502	Related Company
INGIM	Investment Manager	Chase Manhattan Bank Custodian for Blue Chip Imputation Trust	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Emerging Companies Trust Fund	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Resources Opportunity Trust	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Small Companies Growth Trust Fund	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Wholesale Emerging Companies Trust	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Sustainable Investment Wholesale Australia Share Trust	N/A	65,262	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Pooled Australia Share Fund	N/A	3,941,027	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Pooled Property Fund	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Small Companies Pool	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Blue Chip Pool	N/A	1,479,166	Related Company
INGIM	Investment Manager	Commonwealth Custodial Services Limited for Qantas Staff Superannuation Fund	N/A	0	Related Company
INGIM	Investment Manager	AMP as Custodian for Australian Business Limited	N/A	479,749	Related Company
INGIM	Investment Manager	Commonwealth Custodial Services Limited for Aust. Portfolio Managers	N/A	373,975	Related Company
INGIM	Investment Manager	Commonwealth Custodial Services Limited for Brisbane City Council Superannuation Plan	N/A	0	Related Company
INGIM	Investment Manager	Commonwealth Custodial Services Limited for St Income	N/A	214,225	Related Company

S25061

INGIM	Investment Manager	AMP as Custodian for General & Cologne Australian Equities	N/A	0	Related Company
INGIM	Investment Manager	National Nominees Limited Custodian for Govt Employees Super Fund	N/A	0	Related Company
INGIM	Investment Manager	AMP as Custodian for Non Government Schools Super Fund	N/A	0	Related Company
INGIM	Investment Manager	Chase Manhattan Bank Custodian for Sydney Diocesan Superannuation Fund	N/A	38,784	Related Company
INGNZAJ	Investment Manager	Premier as Custodian for AJNZ	N/A	63,840	Related Company
INGIM	Investment Manager	National Australia Bank for Rio Tinto Superannuation Fund	N/A	0	Related Company
INGIM	Investment Manager	AMP as Custodian for APSP Pooled Superannuation Trust	N/A	0	Related Company
INGIM	Investment Manager	Permanent Trustee Company Limited for AM Investment Trust	N/A	317,979	Related Company
INGIM	Investment Manager	Chase Manhattan Bank Custodian for Queensland Local Government Superannuation	N/A	432,676	Related Company
INGIM	Investment Manager	National Nominees Limited for Fiji National	N/A	0	Related Company
INGIM	Investment Manager	National Nominees Limited for Medical Benefits Fund	N/A	0	Related Company
INGIM	Investment Manager	National Australia Bank for Timber Industry Superannuation Scheme	N/A	90,828	Related Company
INGIM	Investment Manager	National Australia Bank for Alcoa Retirement Plan	N/A	182,617	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Sisters Of Charity	N/A	12,090	Related Company
INGIM	Investment Manager	RBC Global Services Australia Nominees Pty Ltd for Navigator Australia Limited	N/A	25,300	Related Company
INGIM	Investment Manager	Citicorp Nominees Pty Limited CFISL Aust Share5	N/A	285858	Related Company
ANZMI	Investment Manager	ANZ Managed Investments Limited	N/A	3,691,646	Related Company
INGIM	Investment Manager	INGIM	N/A	0	Related Company
INGIM	Investment Manager	INGIM	N/A	0	Related Company
INGIM	Investment Manager	INGIM	N/A	0	Related Company
INGIM	Investment Manager	INGIM	N/A	0	Related Company
				21,122,616	

325061

INGIM	INGIM	
INGIM	ING Investment Management Limited (Formerly Mercantile Mutual Investment Management Limited))	Level 13, 347 Kent Street, Sydney NSW 2001
ING LIFE	ING Life Insurance Company Limited (Formerly Mercantile Mutual Life Insurance Company Limited))	
INGFM	ING Funds Management (Formerly Mercantile Mutual Funds Management Limited))	
AMP	AMP Nominees Pty Ltd PO Box R209 Royal Exchange NSW 1225	
Citibank	Citicorp Nominees Pty Ltd GPO Box 764G Melbourne VIC 3001	
Chase	Chase Manhattan Nominees Limited Locked Bag 7 Royal Exchange Sydney NSW 2001	
ANZ	ANZ Custodian Services PO Box 2842AA Melbourne VIC 3001	
AJ New Zealand	Premier Nominees Limited No. 1 Account C/- Armstrong Jones (New Zealand) Limited PO Box 7149 Wellesley Street Auckland 1036 New Zealand	
CBA Custodial Services	CBA Custodial Services C/- Commonwealth Custodial Services Pty Ltd PO Box 4122 Sydney NSW 2001	

825061

National Nominees	National Nominees Limited Level 5 South 271 Collins Street Melbourne VIC 3000
Permanent Trustee	AM Trusteeship Services Limited C/- Permanent Trustee Company Limited GPO Box 4270 Sydney NSW 2001
ANZ Managed Investments Limited	ANZ Managed Investments Limited C/- ANZ Nominees GPO Box 2842AA Melbourne VIC 3001
RBC Global Services	RBC Global Services Australia Nominees Pty Ltd GPO Box 5430 Sydney NSW 2000

This is the annexure marked "B" of 2 pages referred to in Form 603 Initial substantial shareholder signed by me on: 4-7-03

S.S. Rouvray
Secretary

ppxjuly03

2/07/2003

825061

ANNEXURE "C"			
Holder of Relevant Interest	Date of acquisition Sale	Ordinary Shares Purchased (Sold)	Condsideration
ING LIFE	29/05/2003	-8400	37851.25
ING LIFE	26/06/2003	62000	276520
ING LIFE	28/05/2003	-39600	177794.16
ING LIFE	29/05/2003	-30900	139238.53
ING LIFE	26/06/2003	242000	1079320
ING LIFE	10/03/2003	-55190	274826.36
ING LIFE	11/03/2003	-28640	143838.92
ING LIFE	12/03/2003	-17184	85998.42
ING LIFE	13/03/2003	-16366	80818.06
ING LIFE	14/03/2003	-16366	80973.06
ING LIFE	17/03/2003	-16366	82638.89
ING LIFE	19/03/2003	-13911	71307.64
ING LIFE	20/03/2003	-13911	71446.32
ING LIFE	21/03/2003	-13911	71421.36
ING LIFE	24/03/2003	-25643	131655.37
ING LIFE	25/03/2003	-25643	130181.59
ING LIFE	26/03/2003	-25643	129556.54
ING LIFE	27/03/2003	-51771	262384.09
ING LIFE	29/04/2003	-5491	28514.12
ING LIFE	20/06/2003	-112442	518966.91
ING LIFE	23/06/2003	-95158	446095.01
ING LIFE	26/06/2003	1557000	6944220
ING LIFE	10/03/2003	-10520	52385.82
ING LIFE	11/03/2003	-6360	31941.89
ING LIFE	12/03/2003	-3816	19097.41
ING LIFE	13/03/2003	-3634	17945.31
ING LIFE	14/03/2003	-3634	17979.72
ING LIFE	17/03/2003	-3634	18349.61
ING LIFE	19/03/2003	-3089	15830.61
ING LIFE	20/03/2003	-3089	15864.97
ING LIFE	21/03/2003	-3089	15859.43
ING LIFE	24/03/2003	-7591	38973.44
ING LIFE	25/03/2003	-7591	38545.87
ING LIFE	26/03/2003	-7591	38352.14
ING LIFE	27/03/2003	-15327	77679.81
ING LIFE	8/04/2003	-25200	128069.54
ING LIFE	29/04/2003	-2022	10500.01
ING LIFE	20/06/2003	-34610	159775.7
ING LIFE	23/06/2003	-29290	137309.77
ING LIFE	26/06/2003	335000	1494100
INGIM	6/06/2003	-15600	71460.03
INGIM	10/06/2003	-19200	88697.3
INGIM	18/06/2003	-248591	1188264.98
INGIM	26/06/2003	140000	624400
INGIM	23/06/2003	-6000	28127.65
INGIM	26/06/2003	102000	454920
INGIM	26/06/2003	2000	8920
INGIM	14/03/2003	-15500	76180.02
INGIM	23/05/2003	-4800	22141.91

825061

INGIM	20/06/2003	-11374	52507.62
INGIM	23/06/2003	-9626	45126.11
INGIM	26/06/2003	89000	396940
INGIM	26/06/2003	119000	530740
INGIM	30/04/2003	3300	17014.16
INGIM	26/06/2003	25000	111500
INGIM	26/06/2003	51000	227460
INGIM	15/04/2003	16200	84802.91
INGIM	20/06/2003	-5037	23253.12
INGIM	23/06/2003	-4263	19984.69
INGIM	26/06/2003	77000	343420
INGIM	26/06/2003	2000	8920
INGIM	7/03/2003	-585	2923.4
INGIM	13/03/2003	-468	2304.81
INGIM	21/03/2003	954	4942.88
INGIM	21/03/2003	-8294	42500.3
INGIM	31/03/2003	-681	3435.11
INGIM	17/04/2003	222	1155.81
INGIM	17/04/2003	-400	2059.71
INGIM	30/05/2003	27100	121679
INGIM	23/06/2003	-1800	8438.3
INGIM	26/06/2003	225000	1003500
INGFM	26/06/2003	347000	1547620
INGFM	4/04/2003	-6000	30505.91
INGFM	7/05/2003	-20000	103480.82
INGFM	26/06/2003	53000	236380
INGFM	26/06/2003	25000	111500
INGFM	10/03/2003	-14290	71159.06
INGFM	24/03/2003	-3766	19335.27
INGFM	25/03/2003	-3766	19118.82
INGFM	26/03/2003	-3766	19027.02
INGFM	27/03/2003	-7602	38528.2
INGFM	30/05/2003	-27100	121679
INGFM	10/06/2003	-32700	151023.46
INGFM	20/06/2003	-151278	698368.92
INGFM	23/06/2003	-128022	600159.47
INGFM	26/06/2003	1086000	4843560
INGFM	26/06/2003	377000	1681420
INGNZAJ	12/03/2003	-2400	11987.93
INGNZAJ	8/04/2003	-4800	24396.03
INGNZAJ	23/06/2003	-1500	7032.44
INGNZAJ	26/06/2003	18000	80280
ANZMI	3/06/2003	-7000	31940.81
ANZMI	20/06/2003	-1787	8249.61
ANZMI	23/06/2003	-1513	7092.86
ANZMI	26/06/2003	26000	115960
ANZMI	23/06/2003	-600	2812.77
ANZMI	26/06/2003	2000	8920
ANZMI	23/06/2003	-900	4219.14
ANZMI	26/06/2003	3000	13380
ANZMI	13/06/2003	-3000	14397.59
ANZMI	23/06/2003	-600	2812.77
ANZMI	26/06/2003	11000	49060
ANZMI	15/04/2003	-1800	9352.04
ANZMI	23/06/2003	-300	1406.39
ANZMI	26/06/2003	4000	17840

825061

ANZMI	13/06/2003	-14700	70548.19
ANZMI	20/06/2003	-4062	18752.06
ANZMI	23/06/2003	-3438	16117.14
ANZMI	26/06/2003	64000	285440
ANZMI	30/05/2003	3000	13510.64
ANZMI	26/06/2003	9000	40140
ANZMI	26/06/2003	13000	57980
ANZMI	26/06/2003	19000	84740
ANZMI	24/06/2003	7500	35152.65
ANZMI	26/06/2003	30000	133800
ANZMI	26/06/2003	25000	111500
ANZMI	30/05/2003	32700	147265.93
ANZMI	26/06/2003	46000	205160
ANZMI	26/06/2003	21000	93660
ANZMI	26/06/2003	9000	40140
ANZMI	15/05/2003	-5400	27359.09
ANZMI	3/06/2003	-6900	31484.52
ANZMI	4/06/2003	-2400	10903.21
ANZMI	23/06/2003	-6600	30940.4
ANZMI	26/06/2003	19000	84740
ANZMI	29/04/2003	-6240	32403.59
ANZMI	26/05/2003	-65700	299736.19
ANZMI	26/06/2003	206000	918760
ANZMI	29/04/2003	-748	3884.28
ANZMI	26/05/2003	-8100	36962.12
ANZMI	26/06/2003	27000	120420
ANZMI	6/03/2003	-7800	38635.13
ANZMI	29/04/2003	-499	2591.25
ANZMI	26/06/2003	44000	196240
ANZMI	15/04/2003	-155000	805314.02
ANZMI	20/06/2003	-29410	135770.11
ANZMI	23/06/2003	-24890	116682.83
ANZMI	26/06/2003	388000	1730480

This is the annexure marked "C" of ~~one of~~ three pages referred to in form 603 initial substantial shareholder signed by me on: 4-7-03

S.S. Rouvray
Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

825061

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

PaperlinX Limited

ACN, ARBN or ARSN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Employee share options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	150,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise price: $4.76 Exercise date: any time after 18 June September 2006, or earlier in certain circumstances where the option holder's employment with PaperlinX Limited ceases.

+ See chapter 19 for defined terms.

835061

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

No

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

They will rank equally once the options are exercised. The options do not participate in dividends or other entitlements.

5 Issue price or consideration

Nil

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

Employee incentive plan

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

18 June 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
411,363,158	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,522,600	Employee share options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

+ See chapter 19 for defined terms.

825061

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

325061

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

325061

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	
40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

325061

41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 June 2003
(Company Secretary)

Print name: Richard Hobson

== == == == ==

+ See chapter 19 for defined terms.

PaperlinX

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

S25061

Wednesday 25 June 2003

To: Australian Stock Exchange Limited
Level 3, 530 Collins Street
Melbourne VIC 3000

Attention: Ms Kate Kidson

Fax: (03) 9614 0303

Copy to: Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

Fax: 1900 999 279

Dear Ms Kidson

Compliance with ASIC Class Order 02/1180

We refer to our letter of 18 June 2003 regarding the PaperlinX Limited (***PaperlinX***) institutional placement which has raised approximately A$239 million from issuing 53.6 million new fully paid ordinary shares.

In accordance with the requirements of Category 1 of ASIC Class Order 02/1180, PaperlinX confirms that there is no information to be disclosed of the kind that would be required to be disclosed under sub-section 713(5) of the *Corporations Act* 2001 if a prospectus were to be issued in reliance on section 713 of the *Corporations Act* 2001 in relation to the offer of the securities described above.

If you have any queries concerning this request, please do not hesitate to contact me on (03) 8540 2264.

Yours sincerely

Richard Hobson
Company Secretary and General Counsel

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

825061

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

PaperlinX Limited

ACN

005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares (***Ordinary Shares***)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Up to a maximum of 53,600,000 Ordinary Shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per the terms of existing Ordinary Shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$4.46 per Ordinary Share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds of the issue will be used to fund part of the purchase price for the acquisition of the paper merchanting division of Buhrmann NV, as announced to the ASX on 18/6/2003 (see ASX release entitled "PaperlinX – Major Strategic Step in Europe").
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 June 2003.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
357,763,158 + the number set out in (2) above	Ordinary Shares

+ See chapter 19 for defined terms.

S25061

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,372,600	Employee Share Options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As per existing Ordinary Shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

825061

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 June, 2003
(R Hobson, Company Secretary)

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3F

825061

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
PaperlinX Limited	70 005 146 350

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On market

Details of all shares bought back

2	Number of shares bought back	1,750,456
3	Total consideration paid or payable for the shares	$8,770,582.09
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: $5.12 date: 20 December 2002 lowest price: $4.91 date: 14 March 2003

+ See chapter 19 for defined terms.

82-5061

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 19 June 2003
(Company secretary)

Print name: Richard Hobson

== == == == ==

+ See chapter 19 for defined terms.

PaperlinX

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

19 June 2003

PRESS RELEASE

8.5061

NEWS RELEASE

PAPERLINX COMPLETES INSTITUTIONAL EQUITY RAISING

PaperlinX today announced that it has successfully closed the institutional component of the equity raising, as part of the funding package for the acquisition of Buhrmann's Paper Merchanting Division, as announced on 18 June, 2003.

Following strong demand, the offer closed significantly oversubscribed at a final price of A$4.46 per share. A total of 53,600,000 shares will be issued through this institutional placement, to raise approximately A$240 million. The placement, which was arranged and underwritten by JBWere and Deutsche Bank, is expected to be settled on 25 June, 2003.

Ian Wightwick, Managing Director of PaperlinX, said, "The placement generated a strong response from a range of leading institutions from around the world. PaperlinX thanks our new and existing institutional shareholders for their support at this exciting stage of PaperlinX's international growth".

PaperlinX will also offer eligible Australian and New Zealand registered shareholders the opportunity to subscribe for up to A$5,000 worth of shares at the institutional price of $4.46 through a share purchase plan (SPP). The new shares issued under the institutional placement and the SPP will be eligible to participate in the final dividend for the financial year ending 30 June, 2003.

The record date for the SPP is 20 June, 2003 and offers are expected to be sent to eligible shareholders in the next two weeks.

DISCLAIMER:

The securities referred to in this announcement have not and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States, or to or for the account or benefit of United States persons, absent registration or an available exemption from registration. This announcement has been prepared for publication in Australia and may not be released in the United States.

For further information, please contact:

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521